2020 ANNUAL INFORMATION FORM (Fiscal Year Ended March 31, 2020) CORPORATE OFFICE 8585 Chemin Côte-de-Liesse Saint-Laurent, Québec June 10, 2020 Canada H4T 1G6

TABLE OF CONTENTS 1. CORPORATE STRUCTURE OF CAE ..............................................................................2 1.1 Name, Address and Incorporation .............................................................2 1.2 Inter-corporate Relationships ....................................................................2 2. OVERVIEW OF CAE AND THE DEVELOPMENT OF ITS BUSINESS .............................2 2.1 Overview ..................................................................................................2 2.2 Geographic and Segment Revenues and Locations .................................3 2.3 Our Mission ..............................................................................................7 2.4 Our Vision.................................................................................................7 2.5 Our Strategy and Operations ....................................................................7 2.6 Industry Overview and Trends ................................................................12 2.7 Research and Development (R&D) .........................................................13 2.8 Production and Services .........................................................................16 2.9 Specialized Skills and Knowledge ...........................................................17 2.10 Competition ............................................................................................18 2.11 Components ...........................................................................................18 2.12 Intellectual Property ................................................................................18 2.13 Cycles ....................................................................................................19 2.14 Environmental Matters ............................................................................19 2.15 Employees .............................................................................................19 2.16 Foreign Exchange ..................................................................................20 3. DESCRIPTION OF THE BUSINESS SEGMENTS ..........................................................20 3.1 Civil Aviation Training Solutions .............................................................20 3.2 Civil Market Trends and Outlook .............................................................22 3.3 Defence and Security .............................................................................24 3.4 Defence Market Trends and Outlook ......................................................26 3.5 Defence Contracts ..................................................................................29 3.6 Healthcare ..............................................................................................30 3.7 Healthcare Market Trends and Outlook ..................................................32 4. BUSINESS RISK AND UNCERTAINTY..........................................................................34 4.1 Risks relating to the COVID-19 Pandemic ..............................................35 4.2 Risks relating to the Industry ..................................................................37 4.3 Risks relating to the Company ................................................................41 4.4 Risks relating to the Market ....................................................................49 5. DIVIDENDS AND DISTRIBUTIONS ...............................................................................52 5.1 Dividends ...............................................................................................52 5.2 Repurchase and Cancellation of Common Shares .................................52 6. DESCRIPTION OF CAPITAL STRUCTURE ...................................................................53 7. MARKET FOR SECURITIES .........................................................................................53 7.1 Trading Price and Volume ......................................................................53 8. DIRECTORS AND OFFICERS .......................................................................................54 8.1 Name and Occupation ............................................................................55 8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions ....................61 9. TRANSFER AGENT AND REGISTRAR .........................................................................61 ii

10. AUDIT COMMITTEE ......................................................................................................61 10.1 Charter ...................................................................................................61 10.2 Membership ...........................................................................................61 11. APPROVAL OF SERVICES ...........................................................................................62 12. ADDITIONAL INFORMATION ........................................................................................63 GLOSSARY ..............................................................................................................................64 SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS ...............................................67 SCHEDULE B – AUDIT COMMITTEE CHARTER .....................................................................74 iii

INFORMATION INCORPORATED BY REFERENCE CAE’s Management’s Discussion and Analysis and our Consolidated Financial Statements for the year ended March 31, 2020, and the notes thereto (Consolidated Financial Statements) appear in the Annual Financial Report to Shareholders for the year ended March 31, 2020 (Annual Financial Report). The Consolidated Financial Statements were prepared in accordance with Part 1 of the CPA Canada Handbook, referred to as accounting and international financial reporting standards. The information contained in the Management’s Discussion and Analysis (MD&A) and the Consolidated Financial Statements for the year ended March 31, 2020, and the notes thereto, is specifically incorporated by reference into this Annual Information Form (AIF). Any parts of the Annual Financial Report not specifically incorporated by reference do not form part of this AIF. Unless otherwise noted, all dollar references in this Annual Information Form are expressed in Canadian dollars. References to fiscal 2020 refer to the period from April 1, 2019 to March 31, 2020, references to fiscal 2019 refer to the period from April 1, 2018 to March 31, 2019, and references to fiscal 2018 refer to the period from April 1, 2017 to March 31, 2018. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This AIF includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, risks relating to CAE such as evolving standards and technology innovation, our ability to penetrate new markets, R&D activities, fixed-price and long term supply contracts, strategic partnerships and long- term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, natural or other disasters, environmental laws and regulations, climate change, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, our reliance on technology and third party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws and taxation 1 matters. Additionally, differences could arise because of events announced or completed after the date of this AIF. You will find more information in the Business risk and uncertainty section of the MD&A. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement. 1. CORPORATE STRUCTURE OF CAE 1.1 Name, Address and Incorporation On March 17, 1947 CAE Inc. (Company or CAE) was incorporated as Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to CAE Inc. CAE was continued in 1977 under the Canada Business Corporations Act (CBCA). In 1979, CAE’s articles were amended to change its authorized share capital to an unlimited number of common shares, and again in 1981 to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of CAE may determine. On June 9, 1995, CAE’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA. On April 1, 2001, the Company amalgamated with CAE Electronics Ltd., our wholly-owned subsidiary. CAE’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 340-5530. 1.2 Inter-corporate Relationships The direct and indirect subsidiaries and other investments or ownership interests of CAE are set out in Schedule A hereto. 2. OVERVIEW OF CAE AND THE DEVELOPMENT OF ITS BUSINESS 2.1 Overview CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and make healthcare safer. We have the broadest global presence in the industry, with over 10,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide. 2

Our training solutions comprise a combination of products and services, with over 60% of our business being derived from the provision of services. Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach. CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE. 2.2 Geographic and Segment Revenues and Locations CAE’s consolidated revenue in fiscal 2020 was $3.6 billion and in fiscal 2019 was $3.3 billion, and is broken down as follows: Revenue by Segment (%) Geographic Distribution of Revenue (%) 2020 2019 2020 2019 Civil Aviation Training Solutions 60 57 United States 43 39 Defence and Security 37 39 Asia 19 21 3 Healthcare 4 Europe 17 21 100 100 Canada 9 8 United Kingdom 6 6 Rest of Americas 4 2 Africa and Oceania 2 3 100 100 3

The following sets out, by business segment, the locations of CAE’s primary subsidiaries’ and divisions’ material sites1: Civil Aviation Training Defence and Location Healthcare Solutions Security Canada Cold Lake, Alberta ✓ Halifax, Nova Scotia ✓ Montreal, Québec ✓ ✓ ✓ Moose Jaw, Saskatchewan ✓ Ottawa, Ontario ✓ Petawawa, Ontario ✓ Saint John’s, Newfoundland ✓ Toronto, Ontario ✓ Trenton, Ontario ✓ Vancouver, British Columbia ✓ United States Albuquerque, New Mexico ✓ Altus, Oklahoma ✓ Belleville, Illinois ✓ Charlotte, North Carolina ✓ China Lake, California ✓ Colorado Springs, Colorado ✓ Corpus Christi, Texas ✓ Dallas/Fort Worth, Texas ✓ Dothan, Alabama ✓ Fayetteville, North Carolina ✓ Goldsboro, North Carolina ✓ Kingsville, Texas ✓ Kokomo, Indiana ✓ Little Rock, Arkansas ✓ Long Beach, California ✓ Macon, Georgia ✓ Miami, Florida ✓ Milton, Florida ✓ Minneapolis, Minnesota ✓ Morristown, New Jersey ✓ ✓ Omaha, Nebraska ✓ Orlando, Florida ✓ Palmdale, California ✓ Pensacola, Florida ✓ 1 The list includes CAE’s main offices, operations, training centres, and primary military base locations where we provide training support services worldwide. It does not include sites with a limited number of employees or sites where we perform higher-level security programs. 4

Civil Aviation Training Defence and Location Healthcare Solutions Security Phoenix, Arizona ✓ Pittsburgh, Pennsylvania ✓ San Francisco, California ✓ Sarasota, Florida ✓ Seattle, Washington ✓ Springfield, Massachusetts ✓ Tampa, Florida ✓ Valdosta, Georgia ✓ Washington, D.C. ✓ Whippany, New Jersey ✓ Williamsburg, Virginia ✓ United Kingdom Benson, United Kingdom ✓ Burgess Hill, United Kingdom ✓ ✓ Gatwick, United Kingdom ✓ Manchester, United Kingdom ✓ Oxford, United Kingdom ✓ Wallingford, United Kingdom ✓ Rest of Americas Bogota, Colombia ✓ ✓ Lima, Peru ✓ Santiago, Chile ✓ Sao Paulo, Brazil ✓ ✓ ✓ Toluca, Mexico ✓ Europe Amsterdam, Netherlands ✓ Barcelona, Spain ✓ Bordeaux, France ✓ Brussels, Belgium ✓ Buckeburg, Germany ✓ Budapest, Hungary ✓ ✓ ✓ Copenhagen, Denmark ✓ Dublin, Ireland ✓ Frankfurt, Germany ✓ Madrid, Spain ✓ Mainz, Germany ✓ ✓ Oslo, Norway ✓ Paris, France ✓ Prague, Czech Republic ✓ Rome, Italy ✓ 5

Civil Aviation Training Defence and Location Healthcare Solutions Security Sesto Calende, Italy ✓ Shannon, Ireland ✓ Stockholm, Sweden ✓ Stolberg, Germany ✓ Varese, Italy ✓ ✓ Veszprem, Hungary ✓ Asia Abu Dhabi, United Arab Emirates ✓ ✓ Bangalore, India ✓ ✓ Dubai, United Arab Emirates ✓ Beijing, China ✓ ✓ Bengaluru, India ✓ ✓ Bandar Seri Begawan, Brunei ✓ ✓ ✓ Gondia, India ✓ Guangzhou, China ✓ Ho Chi Minh, Vietnam ✓ Hong Kong, Hong Kong ✓ Kuala Lumpur, Malaysia ✓ Manila/Clark, Philippines ✓ New Delhi, India ✓ Seoul, South Korea ✓ Shanghai, China ✓ Singapore, Singapore ✓ ✓ Tokyo, Japan ✓ Africa and Oceania Amberley, Australia ✓ Auckland, New Zealand ✓ Brisbane, Australia ✓ Johannesburg, South Africa ✓ Canberra, Australia ✓ Homebush, Australia ✓ Nowra Hill, Australia ✓ Melbourne, Australia ✓ ✓ Ohakea, New Zealand ✓ Perth, Australia ✓ Richmond, Australia ✓ Sale, Victoria, Australia ✓ Sydney, Australia ✓ Tamworth, Australia ✓ Williamtown, Australia ✓ 6

2.3 Our Mission Through the training we provide, our mission is to make air travel safer, defence forces mission ready and healthcare safer. 2.4 Our Vision Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness. 2.5 Our Strategy and Operations Our strategy We address safety, efficiency and readiness for customers in three core markets: civil aviation, defence and security, and healthcare. We are a unique, pure-play training company with a proven record, of more than 70 years, of commitment to our customers’ long- term training needs. We offer the most innovative and broadest range of comprehensive training solutions across a global network by incorporating a combination of live training on actual platforms, virtual training in simulators and mixed reality applications, and constructive training using computer-generated simulations. Our strategic imperatives focus on the protection of our leadership position and growing at a superior rate than the underlying markets. Six pillars of strength We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth: – High degree of recurring business; – Strong competitive moat; – Headroom in large markets; – Underlying long-term secular tailwinds; – Potential for superior returns; – Culture of innovation. High degree of recurring business We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of services, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces. Strong competitive moat Our broad global training network, unique end-to-end cadet to captain training capacities, technology-intensive training and mission support solutions, deep subject matter expertise and industry through leadership, unrivalled customer intimacy and strong, recognizable brand further strengthen our competitive moat. 7

Headroom in large markets We provide innovative training solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term. Underlying long-term secular tailwinds The civil aviation sector is expected to grow over the long-term as passenger traffic recovers, and in defence and security, the market is expected to continue to grow with an emphasis on the operational readiness of defence forces. Healthcare is expected to become increasingly relevant in a world more acutely aware of the benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis. Potential for superior returns In each of our businesses, we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve. Our rising proportion of revenue from training services provides potential for lower amplitude cyclicality as training is largely driven by the training requirements of the installed fleet. In addition, we leverage our leading market position to deepen and expand our customer relationships. We see opportunity to further utilize our training network and generate more revenue from existing assets and to deploy new assets with accretive returns. Culture of innovation We derive significant competitive advantage as an innovative leader in simulation products and training solutions. In collaboration with our customers, we design and deliver the industry's most sophisticated training systems, employing the latest in simulation, mixed reality and digital technologies, which are shaping the future of training. Our operations We provide integrated training solutions to three markets globally: – The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, MRO and aircraft finance leasing companies; – The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide; – The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs. Impact of the COVID-19 pandemic In late December 2019, a novel coronavirus (SARS-CoV-2/COVID-19) was identified with original cases in China and cases subsequently confirmed in multiple countries throughout the world. The outbreak was declared a Public Health Emergency of International Concern on January 30, 2020 and was subsequently categorized as a pandemic by the World Health Organization on March 11, 2020. The outbreak of the COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the virus while seeking to maintain essential services. These measures have included, without limitation, travel bans, border restrictions, lockdown protocols and self-isolation measures. 8

COVID-19 has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel, disrupted global supply chains, created significant economic downturn and disruption of financial markets. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of the COVID-19 virus persist and certain conditions could continue even upon the gradual removal of such measures and thereafter, especially in the global air transportation environment and air passenger travel. These measures and conditions have adversely affected, and are expected to continue to adversely affect, our business and financial results, for as long as the measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced, and such adverse effects could be material. The COVID-19 pandemic started impacting several operational locations and markets across the globe starting in January and February in Asia, and through the rest of the world in March 2020. Several of our customers are facing significant challenges, with airlines and business jet operators having to ground a majority of their aircraft in response to travel bans, border restrictions, and lower demand for air travel. This outbreak has had an important and immediate impact on all our businesses, especially in Civil Aviation where commercial airlines are experiencing significant financial challenges, as a result of an unprecedented shock to demand together with significant disruptions to our own operations, including facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to our customer’s acquisition priorities. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic. Impacts to CAE's operations Civil Aviation Pilot training is an essential service and critical to maintaining our customers' operations, however, with the global airline industry facing a severe and abrupt drop in air passenger travel and with airlines and business jet operators having to ground a majority of their aircraft, we have experienced a significant drop in demand for our training services. Reduction in demand combined with public directives resulted in 19 of our civil aviation training locations, representing approximately one-third of our training network, suspending operations and another 10 training centres operating at significantly reduced capacity as at March 31, 2020. In addition to disruptions to our civil training centre network, under public directives, we also had to suspend most manufacturing operations of civil simulator products starting on March 25, 2020; with gradual recommencement of manufacturing operations in May 2020. Reductions in domestic and international passenger demand have severely impacted the aviation industry. Our commercial airline customers are deferring initial training for new pilots and in some cases, airlines have sought temporary deferrals of pilot recurrent training requirements from local authorities. Business aviation activity has also reduced due to self-isolation measures, travel bans, border restrictions and lockdown protocols. This has resulted in considerably lower training utilization than normal in the fourth quarter of fiscal 2020, which has been reflected in our results for the quarter. To preserve resources, airlines are also deferring new aircraft deliveries and seeking financial help from local governments. This will likely result in lower simulator orders for the upcoming fiscal year than in recent years and some delays in the execution of our backlog. CAE continues to work closely with our customers to monitor the situation and support their needs. The financial impact from the decreased training utilization, production slowdown, reduced orders and deliveries and other disruptions is expected to significantly negatively impact the operations and financial performance of the upcoming fiscal year. The current view for fiscal 2021 is for a material decrease in operational and financial performance in the first half, and for the second half of the year to potentially begin to inflect positively, as markets are expected to begin to reopen, and travel restrictions are eased. 9

Defence and Security While the COVID-19 pandemic has severely impacted all sectors of society, governments have reaffirmed the critical role played by the military and are taking measures to minimize impacts to both defence forces and the defence industrial base. In countries where we have significant operations, most of those governments have classified the defence market as an essential service and determined that some level of training must continue to meet readiness requirements in support of national security. Consequently, only six defence operational sites were closed, which means that over 90% of the sites where we provide services have remained open at full or reduced capacity. Manufacturing operations for defence simulator products have continued during the pandemic, however, execution has been disrupted by mobility limitations and client access restrictions. Despite some of the mitigating initiatives taken by governments, there have been negative implications on CAE’s defence business segment due to the pandemic. We have a range of programs with defence and OEM customers globally that have experienced project advancement delays due to travel bans, border restrictions, client access restrictions and supply chain disruptions. Some of the required progress and acceptance testing has continued with virtual meetings and remote work procedures, but delays have impacted some key milestones negatively affecting revenue and operating profit. In addition, there have been delays in the awarding of new contracts as government acquisition authorities follow directives in their respective countries to shelter-in-place and eliminate travel. These delays impacted order intake during the fourth quarter, and we expect a continued delay in the awarding of new contracts during at least the first half of fiscal 2021. Healthcare In Healthcare, a large contingent of the market for simulation products are medical and nursing schools who have also come under lockdown protocols, which has negatively affected our ability to conclude contracts and to deliver on existing orders. The pandemic began to affect market demand in Asia early in the fourth quarter of fiscal 2020, as border restrictions were implemented, and in Europe and in North America later in March. In the hospital market, our customers are primarily focused on managing the acute operational demands of this healthcare crisis rather than focusing on their training needs, which could result in less focus and budget for normal operations and training projects in the near term. Manufacturing operations for healthcare products also continued during the pandemic. You will find more details on the financial impacts of COVID-19 on our businesses in the Results by segment section of the MD&A. Social impact To help in the fight against COVID-19, our CAE engineers and scientists have designed an easy-to-use, maintainable, easy-to- manufacture ventilator prototype to provide life support to patients in intensive care. In April 2020, CAE was selected by the Canadian government to design and manufacture 10,000 of these CAE Air1 ventilators to support the COVID-19 pandemic. CAE has also provided complimentary training seminars on how to prepare healthcare workers in the fight against COVID-19. The CAE team launched simulation-based training solutions, both web and hardware based, to train personnel in the safe practice of ventilation and intubation, which is key to saving lives. Additionally, CAE is leveraging its global supply chain to source scarce N95 masks for humanitarian purposes in support of front-line health workers. To date, CAE has secured some 600,000 N95 masks which have been delivered to the Governments of Quebec and Manitoba, doing our part to help keep healthcare-workers safe. 10

Measures to bolster liquidity and mitigate the impacts to our business To address the negative impact of COVID-19, CAE has been closely monitoring and actively implementing and updating our response to the evolving COVID-19 pandemic to attenuate the impact on our employees, to ensure CAE preserves the necessary liquidity through this downturn and to ensure that we will be in a position of strength to serve our customers when the markets begin to recover from this pandemic. We have formed a committee composed of the senior leadership team and key leaders in the organization to monitor, on a daily basis, the evolution of the pandemic, to evaluate the measures being put in place by local and national governments and the resulting impacts on CAE and to implement necessary contingency plans in real time as the current situation continues to unfold, with a focus on three priorities: protecting employees’ health and safety, supporting customers’ critical operations and ensuring business continuity. To date, CAE has implemented several flexible measures to protect our financial position and preserve liquidity and reduce operating costs, including the reduction of capital expenditures and R&D investments in fiscal 2021, strict cost containment measures, salary freezes, salary reductions, reduced work weeks and temporary layoffs, as well as a suspension of our common share dividend and share repurchase plan in response to the impact of the COVID-19 pandemic. At the same time, we have taken initiatives to renegotiate contracts with defence customers to secure more favorable terms for milestone payments as well as offer contract modifications to increase work scope and with suppliers for extended payment terms. We have also successfully negotiated payment deferrals on certain lease liabilities and government royalty and R&D obligations. Subsequent to the year-end, we concluded a new two-year $500.0 million senior unsecured revolving credit facility and we increased our receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide access to additional liquidity and further strengthen our financial position. As at March 31, 2020, we had a higher than normal cash and cash equivalents balance on hand to increase liquidity and preserve financial flexibility in light of the COVID-19 pandemic. Total available liquidity at March 31, 2020 was $1.5 billion, including $946.5 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase program. With the addition of our new revolving credit facility and increased limit on our receivable purchase program subsequent to the year-end, we have available liquidity of $2.1 billion. We believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash generated from our operations will be sufficient to provide liquidity for our operations over the foreseeable future. To minimize the impact on employees through this difficult period, CAE has accessed government emergency relief measures and wage subsidy programs available around the world. In April 2020, through the Canadian CEWS program, CAE was able to recall all temporarily laid-off employees in Canada. We have accessed and are working to access government support programs in countries in which we operate. Resiliency of CAE's business We entered this pandemic from a position of strength with a global leading market position, a balanced business with recurring revenue streams, and a solid financial position. We have taken decisive yet flexible actions to help protect our people and operations over the short-term and to give us the necessary agility to resume long-term growth when global air travel eventually returns. In Civil aviation, training is highly regulated, and for pilots to remain active and to continue to hold their certifications, they must train regularly to demonstrate proficiency, usually every six to nine months. While training activities related to growth of the global pilot population and movements of pilots to new positions, have been curtailed significantly, recurrent training to maintain certification is 11 non-discretionary. To adapt to these new circumstances, we have already introduced new virtual service offerings to support our customers such as obtaining U.S. Federal Aviation Administration (FAA) and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations. Our capacity to adapt and the increasing need for airlines to come up with cost containment measures as a result of this pandemic could act as a catalyst for potential customers who may come to realize the benefits of outsourcing their training needs to CAE as a means to reduce their in-house training costs. Another important contributor to our resiliency is the solid backlog of Civil full-flight simulator orders, which have been pre-funded by customer deposits and progress payments. While we expect some requests for deferrals, order cancellations are not common given the capital customers have deployed and since the orders are closely linked to airline operational requirements. For Defence, governments recognize the critical importance of national defence and have been proactive in implementing measures to maintain and protect the defence industry and its suppliers, evidenced by many governments who are using defence programs as a mechanism to maintain and stimulate the economy. For example, countries such as Canada, the United Kingdom and Australia have implemented measures such as accelerated payments to support supplier cash flows. This, combined with our Defence backlog, provides an additional layer of diversification for our business. We have also demonstrated our ability to adapt in these challenging circumstances with, for example, the development of a range of offboard instructor operator station (IOS) solutions which are now being offered to global defence customers. These offboard IOS solutions help address social distancing requirements by removing the instructor from the cockpit of the simulator and still providing the required features and functionality to continue conducting training and mission rehearsal exercises. We see future opportunities arising in the Healthcare business including our new CAE Air1 ventilator product line, COVID-19 related training solutions, and increased recognition of the value of simulation-based preparedness for pandemics and other high- risk scenarios. This is supported by professional organizations such as the International Nursing Association of Clinical Simulation and Learning and the Society for Simulation in Healthcare (SSH) who are proposing that regulatory bodies and policymakers demonstrate flexibility by allowing the replacement of clinical hours usually completed in a live healthcare setting with that of virtually simulated experiences as a result of this pandemic. 2.6 Industry Overview and Trends The civil, defence and security and healthcare markets that CAE serves are driven by factors particular to each market. CAE believes the civil market is most affected by the world gross domestic product, which in turn drives air travel, measured in revenue passenger kilometers (RPK). A positive RPK generation needs to be satisfied by aircraft deliveries in addition to the existing fleet, and then corrected for attrition. Other factors influencing Civil include the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics, certification requirements, market demand for commercial and business air travel and helicopter transport; the latter two in particular are also influenced by corporate profits and activity in the oil and gas sector. Section 3.2 of this AIF provides more detail regarding the civil market trends and outlook. CAE believes the defence and security market is mostly influenced by a combination of defence spending and the nature of military activity. Demand for CAE’s Defence products and services are also influenced by the degree to which governments globally lean towards the outsourcing of functions to the private sector. As well, CAE’s Defence and Security (Defence) business is affected by the extent to which synthetic training and mission rehearsal solutions gain market acceptance as a complement or alternative to live training such as flying an actual aircraft. Section 3.4 of this AIF provides more detail regarding the defence market trends and outlook. 12

CAE believes the healthcare market is influenced by an increased focus on healthcare systems as well as hospitals being increasingly compensated, accredited on patient safety, medical errors and outcomes. We believe these developments in North America and quality focus in international markets bode well for the need for training solutions. We are also seeing that the regulatory environment is moving towards increased acceptance of simulation-based training approaches vs. the present system of on-the-job learning assisted by seasoned clinicians. As well, CAE believes the introduction of disruptive medical technology will have a bearing on the rate of adoption for simulation-based training solutions. New medical devices and advanced procedures, such as percutaneous heart valves, pacemakers, complex spinal procedures, cardiac assist devices and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Section 3.7 of this AIF provides more detail regarding the healthcare market trends and outlook. 2.7 Research and Development (R&D) CAE’s competitive strategy is based on technology leadership of its products and services. This strategy is underpinned by a strong innovation culture and a long-standing commitment to performing R&D. Also, CAE’s competitive strategy is based on training leadership. CAE has led the industry in introducing disruptive sustainable innovations to meet the highest safety standards required by governments, regulatory authorities and airlines. CAE has developed industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE Rise™), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. This year, we announced the launch of our new cutting-edge digital solution, the electronic training and checking authorization (eTCA) application, to better manage booking requests for training centres dedicated to business aviation. Also, through the digital accelerator’s innovative approach to designing and delivering digital solutions to customers, we are driving innovation and transforming our industry ahead of the competition and we have continued to digitize more of the training landscape and create a comprehensive digital ecosystem using cutting edge technology and innovation. CAE uses leading practices in its Global Engineering and Technology Organization to ensure strategic alignment of the technology roadmap with the business strategy. Driving innovation at all levels within CAE’s products, services and processes throughout the operational execution continues to be a strategic priority. To this end, a company-wide “Innovation Challenge” as well as the OneSpark programs and processes have been deployed to all employees and includes an internal social media platform to stimulate creativity. Our employees are proud to contribute to the innovation journey leading to new products and services. Additionally, CAE’s R&D partnerships with universities and research centers also help ensure a constant flow of the best talent and leverage the latest technologies and expert knowledge to improve CAE’s products, processes, and services. The CAE User Conference was held in 2019 during which CAE welcomed simulator engineering and maintenance customers from the Civil and Defence sectors to a two-day User Conference in Montreal. This main event, which occurs every two years, gives us the opportunity to thank our customers for their loyalty and present the exciting initiatives underway at CAE. Our 2019 User Conference attracted a record gathering of 114 customers from 58 different airlines and training centers around the world. The conference provides a unique platform to listen, exchange and gather precious feedback on our services and products. Furthermore, CAE’s digital simulation products ecosystem and footprint has amplified with the launch of CAE’s Digital Accelerator strategy and the development of data collection and analytics which enable operational efficiencies, evidence-based evaluation, as well as the enhancement of training systems powered by advanced algorithms and artificial intelligence. In our second year, CAE digitized more of the training landscape and created a digital eco-system with more of the training landscape digitized. We 13 also developed a digital training eco-system for pilots, implemented a data infrastructure, and developed products around the outcomes of the data gathered. CAE continued to leverage its extensive network of customers and related training events, as well as the network of simulators connected to CAE Rise™. We believe that this data ecosystem will contribute to providing a better training environment and services to our customers. The CAE 7000XRTM continues to be a benchmark in the industry, enhanced by new innovations and by further enablement developed from CAE’s digital ecosystem capabilities. This simulator has defined the customer experience standards for pilots, for instructors, for maintenance technicians, and for training centre operators. The CAE 7000XRTM next generation instructor environment has been a significant achievement. The CAE 7000XRTM also provides a novel computing infrastructure that leverages cloud-based big data technologies to allow for a superior level of operational efficiency. Embedded training capabilities such as upset recovery training systems, as mandated by new regulations, remain critical for a comprehensive and immersive training experience. CAE has continued to advance its leadership position in simulation synthetic environments with its CAE Medallion-6000XR image generator which is now fully compliant to the OGC CDB and features new state-of-the-art sea environments and 3D immersive models. At the Farnborough International Airshow, in fiscal 2019, CAE announced the launch of the CAE 700MR Series FTD, a next-generation FTD designed specifically for military helicopter flight and mission training which provides realistic and immersive training environments. It also incorporates the latest generation Medallion MR e-series Visual system, a complete and turnkey visual solution designed specifically for military fighter and fast-jet training. In December 2019 at the Interservice/Industry Training, Simulation, and Education Conference, the world’s largest military training and simulation event, CAE introduced the CAE TRAX Academy, an integrated and advanced training continuum designed to deliver faster and more efficient throughput for military student pilot training. CAE also launched the CAE Sprint Virtual Reality (VR) trainer, an integral part of the CAE TRAX Academy, to enable self-paced learning in an immersive, high-fidelity virtual environment. The CAE Sprint VR trainer comes complete with virtual reality headset, haptics, physical flight controls, CAE Medallion image generator, and CAE virtual coach, in addition to leveraging CAE Rise™ for objective grading and assessment. CAE also believes that synthetic environments will continue to gain broader adoption in operations and decision support systems as governments seek to become more efficient and better prepared. As such, CAE continues developing this concept and has recently delivered a prototype capability to the UK Ministry of Defence which uses and leverages the potential of a single synthetic environment for use in operations and decision support. In fiscal 2019, we announced a plan to invest $1 billion in research and development innovation over the next five years, including Project Digital Intelligence (PDI). The goal of PDI is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Governments of Canada and Québec have agreed to participate in PDI through partially repayable investments of $150.0 million and $47.5 million, respectively. Specifically, for the defence and security market segment, CAE continues to actively conduct research and development initiatives related to distributed mission operations, integrated live-virtual-constructive (iLVC) training, closed-loop training, high-fidelity remotely piloted aircraft training systems, cybersecurity, mid-fidelity flight training devices, and more realistic synthetic environments. These initiatives are designed to support the desire of defence forces to conduct more integrated and networked virtual training and mission rehearsal exercises, as well as optimize the overall efficiency through the lifecycle of a training system. Key advancements include, the continued development of technologies related to enduring platforms as well as positioning to 14 provide key technologies and capabilities to new platforms addressing the need for immersive, integrated and interoperable training environments. CAE is actively teaming with other industry partners, as evidenced by our November 2017 announcements of a collaborative agreement to develop iLVC training that is easier to set-up, secure, and interoperable. In FY2018 the LVC capabilities have been successfully demonstrated across live platforms and competitors’ products. In FY2019 we continued developing these capabilities with additional state-of-the-art demonstrations and the development related to joint multinational simulation centres. In fiscal 2020, CAE filed 24 patent applications covering the latest innovations in its products, processes and services. In addition, CAE will develop technologies and training solutions geared towards joint and networked operations in order to be a training systems integrator in the air, naval and land domains. CAE’s Healthcare R&D teams continue to innovate and introduce novel products. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions. To address the growing demand, we have invested in the development of numerous products and services which are listed in Section 3.6 of this AIF. Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare Academy includes more than 50 adjunct faculties consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience courseware packages. We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In collaboration with the American Society of Anesthesiologists (ASA), we have released five modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology (MOCA) and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR. In January 2020, CAE Healthcare announced the release of its first training applications for Microsoft HoloLens 2, which integrates holographic, modeled physiology into its patient simulators. The mixed reality applications will accelerate learning by displaying 3D, interactive cardiac, respiratory and circulatory systems that will allow learners to envision human anatomy. Built to run on Microsoft’s recently released HoloLens 2, the next generation of its wearable holographic computer, CAE augmented reality applications will offer standalone, virtual patients for pre-briefing or interdisciplinary team training with CAE Healthcare patient simulators. HoloLens 2 enables instinctual interactions using AI to track people’s hand motions and eye gaze so that they can perceive a hologram floating in front of them and reach out to resize it or reposition it. As a result, HoloLens applications help people to interact with people, places, and things in natural ways. 15

2.8 Production and Services Production CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Tampa, U.S.; Sarasota, U.S.; and Stolberg, Germany. Most of our manufacturing and integration activities for Civil and Defence are conducted at CAE’s facilities in Montreal, with some integration and update related work also being conducted at the Tampa and Stolberg sites. The Tampa facility conducts military systems integration and testing activities for simulation equipment destined for U.S. military-related contracts. The primary manufacturing and integration activities for Healthcare products are conducted at CAE’s facilities in Sarasota. The manufacturing process involves the coordination of more than 20,000 parts and millions of lines of software code. The manufacture of a simulator includes six major stages: design, manufacture and assembly, integration and testing, shipping, site installation and final qualification on site. Defence simulators, by virtue of their tactical environments, are more complex and unique than Civil simulators and therefore may take more time to design, manufacture and test. In fiscal 2020, in addition to investing in innovating our products and services, we also injected state-of-the art leading technologies in our processes and operations. Investments in manufacturing automation equipment, supply chain logistics tools and artificial intelligence have been made to improve manufacturing efficiency and augment the accuracy of supply chain decision making. To support the production, we redesigned and completely modernized our sheet metal manufacturing cell over the last year. Now equipped with the latest automated and 4.0-compatible equipment, our production cell not only yields better manufacturing efficiencies, but also reduces material waste and improves operator safety. In fiscal 2020, CAE launched project ANOVA under the Quebec-based AERO21 mobilization initiative. As part of this project, CAE will invest $21 million over four years to transform and optimize our value stream, from supplier to end user. The project is articulated around four pillars: (i) innovation of our logistics operations; (ii) transformation of our supply chain, which includes implementation of an updated system platform to support our global sourcing efforts; (iii) data as a service; and (iv) evolution of the customer experience, which will yield a next-generation portal and maintenance support system for our customers. CAE is also partnering with Canada’s Scale AI supercluster on a project to inject artificial intelligence into our supply chain operations. By leveraging the predictive capabilities of AI, we aim to further improve on-time delivery and service levels while reducing our inventory. Services CAE’s training and service facilities are based around the world. While our head office is located in Montreal, Canada, CAE has over 160 sites and training locations in over 35 countries. These locations include Type Rating Training Organizations offering pilot, maintenance and cabin crew training to business and commercial aircraft operators; ab-initio training centres which provide commercial pilot license training to aspiring pilots; Defence training centres offering academic, simulator and live flying training to produce qualified military aircrews; and several locations from which CAE offers technical support services to aviation training centres. 16

CAE provides a range of technical support services to Civil and Defence simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use CAE’s technical services to answer questions, troubleshoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Defence and Civil upgrade services are not restricted to CAE products; CAE can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual orders. CAE believes that our service business provides opportunities to influence the upgrade of installed FFS while providing valuable insights into customer training needs. In Defence, CAE provides a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 100 sites around the world. CAE also provides analytical and engineering services that leverage modeling and simulation and other advanced technologies to develop innovative solutions to our clients’ most complex challenges. CAE offers clients a range of services and subject matter expertise, including human factors and human system integration, capability-based planning, advanced synthetic environments, system and software engineering for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance and electronic warfare systems, training systems and services, integrated information environments, and in- service support for fleet operations and maintenance. 2.9 Specialized Skills and Knowledge CAE employs predominantly graduates in engineering and software development, as well as pilots, instructors and other flight training experts. As an industry leader, CAE is able to train our staff in the technology and software required for simulation software and equipment. Flight trainers are typically recruited from the ranks of former airline or military pilots. Recognizing that engineering talent is critical to CAE innovation capability, CAE has an engineering career framework to develop the talent pipeline within the CAE engineering community. Flight instructors are CAE’s second largest employee group after engineers and the Company’s face in front of customers. They’re also key to ensuring we become the industry’s gold standard in training. We’ve implemented a number of initiatives to improve our instructor capabilities under our new training organization. The Global Leader in Training Strategy enhances our value proposition in aviation training and engages instructors in achieving our vision. Strategy was developed to recruit, develop and retain the best instructors. This strategy includes identifying the attributes of best-in-class instructors and setting the industry standard for instructor performance management to enhance our competitive edge. It will serve to elevate the profile of our instructors both internally and externally. This initiative will also help us build the right HR infrastructure around instructors and give them the tools they need to excel. To optimize training leadership, CAE is investing in three areas: - Enhance instructor performance - As a result, CAE is strengthening the instructor support infrastructure, including new functions, processes and technical support tools; - Enhance course offering by investing in courseware development and training delivery support tools; and - Training service innovation - CAE is continuing to invest in R&D to innovate the training service offering and is leveraging on its engineering organization and capabilities to support strategic training solutions. 17

2.10 Competition We sell our simulation products and training services in highly competitive international markets. Section 4.2.1 of this AIF contains more information regarding competition as a risk factor for CAE. 2.11 Components CAE deals with a variety of goods and services suppliers across our business segments. Although we are not overly dependent on any single supplier for any key manufacturing components or services, our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain access to these multiple data sets on reasonable terms, or at all. Original manufacturers of these products and systems could object to the simulation by CAE of components of, or the totality of their products or systems, or could request high license fees that could negatively impact CAE’s profit margins. Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic components) are available off the shelf from multiple commercial sources. The unique parts are the aircraft parts. These are usually available from aircraft manufacturers, the resale market, decommissioned or surplus aircrafts as well as through simulated part manufacturers. The availability of most parts in a timely manner facilitates a relatively smooth production flow. Aircraft parts, in some instances, may be an exception, especially on new/prototype aircraft types or those out of production. The timely delivery of these parts is often the responsibility of CAE’s customers. CAE’s contracts normally link these aircraft parts delivery dates to the simulator delivery schedules. In cases where such aircraft parts cannot be made available, CAE’s customers rely on CAE’s ability to make simulated parts. Special sourcing strategies to protect the supply chain from the disruption from the COVID crisis have been implemented (protected inventory, alternate 2d source, supplier audit on COVID mitigation plans). Section 4 of this AIF (Business Risk and Uncertainty) provides more detail regarding the risks relating to the COVID-19 pandemic, the industry, the Company and the market. 2.12 Intellectual Property CAE owns certain patents and has filed applications in respect of additional patents. CAE enters into agreements containing non- disclosure and confidentiality clauses with third parties and has similar provisions in place with our employees to protect our proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide our employees in their dealings with CAE’s intellectual property and that of third parties. CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation. 18

CAE’s agreements with Innovation, Science and Economic Development Canada and Investissement Québec (IQ) restrict, in some cases, CAE’s ability to license (other than to customers) or transfer ownership of intellectual property developed with the program support until all funding has been repaid or consent has been obtained. CAE owns 160 patents and 158 applications in respect of additional patents as of the end of fiscal 2020. Given CAE’s history of success in the field of aviation simulation and training, CAE believes that the CAE brand and some of our trademarked products and services have value in the markets we address. Section 4.3 (Risks relating to the Company) of this AIF provides more detail regarding risks relating to the evolving standards and technology innovation, research and development activities, protection of our intellectual property and brand, third-party intellectual property, information technology and cybersecurity, reliance on third-party providers for information technology systems, and data privacy. 2.13 Cycles In the Defence and Security segment, order levels may vary significantly from quarter to quarter because of the irregular timing of government orders and procurement processes. The Civil segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry, as well as the availability of credit and general economic conditions. Demand for training services is to a lesser extent, also affected by the longer wave cycles of the commercial airline industry. The Civil segment also experiences a significant degree of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions. Healthcare is subject to the irregular timing of orders by hospitals, universities, government entities and defence forces. In addition to all the above, business risks related to the COVID-19 pandemic, the industry, the Company, and the market, as detailed in Section 4 of this AIF, each add their own elements of uncertainty pertaining to the Company’s business cycles. 2.14 Environmental Matters We do business throughout the world. Sections 4.2.7, 4.2.8 and 4.2.9 of this AIF contain more information regarding environmental matters as risk factors for CAE. 2.15 Employees CAE strives to have practices in place that drive employee development and engagement through employee communications, processes such as its Annual Talent and Leadership Review Process, a focus on Diversity and Inclusion and the assessment and related development plans for current and future leaders. The Company invests in its employees through technical and leadership training, as well as developmental career moves. 19

CAE employs over 10,500 employees; of these, approximately 2,600 are unionized and covered by 55 different collective agreements as of March 31, 2020. These differing collective bargaining agreements have various expiration dates. The Company maintains constructive relationships with its unions and strives to achieve mutually beneficial relationships while maintaining cost competitiveness. 2.16 Foreign Exchange Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one-third in each of the U.S, Europe and the rest of the world. Section 4.4.1 (Foreign Exchange) of this AIF contains more information regarding Foreign Exchange as a risk factor for CAE. 3. DESCRIPTION OF THE BUSINESS SEGMENTS 3.1 Civil Aviation Training Solutions We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services. We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of more than 60 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators. Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 306 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Rise™, which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world and has over 30 cadet training programs globally. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide. Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, 20 often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams. Fiscal 2020 Orders In fiscal 2020, the total order intake of Civil Aviation Training Solutions was $2,471.5 million, with 49 FFSs sold to customers in all regions. Notable FFS contract awards for the year included: - Five FFSs including two Bombardier Challenger CL350s, one Gulfstream G650, one Embraer Legacy 500, and one Embraer Phenom 300 to SIMCOM International; - Two Boeing 737MAX FFSs to Emirates - CAE Flight Training, a joint venture of Emirates Airline and CAE; - One Embraer E190 FFS and one Embraer E190-E2 FFS to KLM Royal Airlines; - Three Boeing 737MAX FFSs to Southwest Airlines; - Two Boeing 777X FFSs to Emirates Airline; - One Airbus A330 FFS to Korean Air; - One Boeing 737MAX FFS to Alaska Airlines; - 33 FFSs to undisclosed customers. Notable contract awards for fiscal 2020 included: - An extension for 6.5 years for pilot training with LATAM; - An exclusive 5-year pilot and cabin crew training agreement with SAS; - A 10-year pilot training agreement with JetSmart Airlines SpA; - An extension for 5 years for pilot training with Sunwing Airlines; - A 3-year business aviation pilot training renewal with TAG Aviation Holdings; - A 3-year business aviation pilot training agreement with Western Air Charter. New programs and products - We announced the launch of our new cutting-edge digital solution, the electronic training and checking authorization (eTCA) application, to better manage booking requests for training centres dedicated to business aviation; - We welcomed the first five CAE Women in Flight ambassadors and winners of the 2019 scholarships; - We announced the launch of a new cadet pilot training program in which CAE will train more than 700 new professional pilots over the next 10 years for Southwest Airlines Destination 225° program; - We announced two new MPL programs in partnership with easyJet and Volotea; - We announced, together with Jazz Aviation and Seneca School of Aviation, a new cadet pilot training program in Canada called Jazz Approach; - We have introduced new virtual service offerings to support our customers as a response to border restrictions arising from the COVID 19 pandemic including offering remote support for the installation, acceptance and qualification of FFSs, obtaining FAA and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations, and developing remote IOS solutions for live instructor interactions during training sessions. 21

Expansions - We announced the expansion of our training capacity in Asia with new training centres in Bangkok, Thailand and Gurugram, India; - We announced the inauguration of new training centres in London Gatwick, Manchester, and Milan to support the start of our 10-year pilot training agreement with easyJet, as well as the growing training needs of airlines in Europe; - We announced the expansion of our business aviation network with a new Bombardier Global 7500 FFS and a Bombardier Learjet 75 flight-training device; - On November 4, 2019, we concluded a 15-year exclusive business aviation training services agreement with Directional Aviation Capital affiliates and the acquisition of a 50% stake in SIMCOM, an operator of a wide range of jet, turboprop and piston powered aircraft simulators and training devices. Acquisitions - On April 26, 2019, we acquired the remaining equity interest in Pelesys, a global leader in the provision of aviation training solutions and courseware; - On June 26, 2019, we acquired the shares of Luftfartsskolen AS, an ab-initio flight school located in Oslo, Norway, expanding our cadet training capabilities in Europe. 3.2 Civil Market Trends and Outlook Market Trends and Outlook Demand for training solutions in the civil aviation market is driven by the following: - Pilot training and certification regulations; - Safety and efficiency imperatives of commercial airlines and business aircraft operators; - Expected long-term global growth in air travel; - Expected long-term growth or renewal of the active fleet of commercial and business aircraft; - Demand for trained aviation professionals. Pilot training and certification regulations Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization, European Aviation Safety Agency (EASA), and the FAA. In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License (MPL), with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training (UPRT) requirements mandated by both EASA and the FAA. 22

Safety and efficiency imperatives of commercial airlines and business aircraft operators The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business. Our newest innovation in pilot training systems, CAE Rise™, is well positioned to elevate the pilot training experience. Backed by industry leading technology, this system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise™ augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies. Expected long-term global growth in air travel The secular growth in air travel results in long-term demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions. Temporary disruptions due to the COVID-19 pandemic are significantly adversely impacting air travel as governments worldwide attempt to limit the spread of the virus. For the first three months of calendar 2020, passenger traffic decreased by 22% compared to the first three months of calendar 2019 and the International Air Transport Association (IATA) forecasts that, for the year, domestic and international passenger demand will experience a 48% decrease compared to calendar 2019. In the short-term, as airlines adjust their fleets to accommodate demand for air travel, we anticipate some measure of pent up training demand as pilots are reassigned to different aircraft types in accordance with their seniority. Looking ahead, once travel restrictions and lockdown protocols are lifted and as worldwide demand for air travel regains strength, both the commercial and business aviation industries are expected to level out and return to growth over the medium to long-term due to demand recovery combined with the introduction of new aircraft models and technologies. Expected long-term growth or renewal of the active fleet of commercial and business aircraft As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet. Short and medium-term growth in aircraft fleets will experience pressure as airlines realign fleet capacity to meet new demand levels and OEMs reduced production. Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years including Dassault's Falcon 6X and Gulfstream’s G700. 23

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs. Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft. We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, and 600XR Series Flight Training Devices and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, and helicopter operators. Demand for trained aviation professionals Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. As global economies and airlines resume expansion following the COVID-19 pandemic disruption, we are well positioned in the training services market to address the training requirements of airline customers. 3.3 Defence and Security We are a training and mission support solutions provider for defence forces across the air, land and naval domains, and for government organizations responsible for public safety. We are a global leader in the development and delivery of training and mission support solutions for defence forces. While the COVID-19 pandemic has created uncertainty in all sectors of society, governments have reaffirmed the critical and essential role played by the military and are taking measures to minimize impacts to both defence forces and the defence industrial base. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. We are skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of integrated live-virtual-constructive training to achieve mission preparedness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the program to provide the United Arab Emirates Navy with a comprehensive Naval Training Centre and our role supporting the design phase of the Canadian Surface Combatant ship program. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. Increasingly, we are engaged with defence customers to provide a range of mission support solutions, including systems engineering, decision support and staff augmentation. For example, our CAE USA Mission Solutions Inc. (MSI), a subsidiary of CAE USA Inc., that is eligible to pursue and execute higher-level security programs, provides a variety of operational support solutions to the U.S. Department of Defense (DoD). 24

Defence forces continue to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. We pursue programs requiring the integration of live, virtual and constructive training which tend to be larger in size than programs involving only one of the three training domains. We are a first-tier training systems integrator and can offer our customers a comprehensive range of innovative training solutions, ranging from digital learning environments and mixed reality capabilities to integrated live, virtual and constructive training in a secure networked environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, and readiness. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government owned government-operated; government-owned contractor- operated; or contractor-owned contractor operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, mixed reality solutions, a range of simulators and training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging big data analytics. In addition, we are increasingly leveraging our modeling and simulation expertise to enable defence forces to use synthetic environments for planning, analysis, and operational decision support. We have delivered simulation products and training services to approximately 50 defence forces in over 40 countries. We provide training and operational support services such as contractor logistics support, maintenance services, systems engineering, staff augmentation, classroom instruction and simulator training at over 100 sites around the world, including our joint ventures. We also support live flying training, such as the live training delivered as part of the North Atlantic Treaty Organization (NATO) Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise. Fiscal 2020 orders Defence and Security was awarded $1,225.6 million in orders for fiscal 2020, including notable contract awards from: - Lockheed Martin to support the design and manufacture of additional C-130J simulators and training devices as well as simulator upgrades for the USAF and U.S. Marine Corps; - The USAF to continue providing KC-135 aircrew training services as well as perform a range of simulator upgrades and modifications on KC-135 training devices; - The NATO Support and Procurement Agency to provide the German Navy with a comprehensive training solution for the NH90 Sea Lion helicopter; - The Federal Office of Bundeswehr Equipment, Information Technology and In-Service Support in Germany to upgrade and modify German Army NH90 full-mission simulators as part of a five-year extension to 2027 of the NH90 contract delivered by the Helicopter Flight Training Services joint venture; - The U.S. Army to provide fixed-wing flight training and support services at the CAE Dothan Training Center; - Leonardo to provide M346 training devices and upgrades; - BAE Systems to provide the CAE Medallion MR e-Series visual system for undisclosed customers; - Babcock France to provide an additional Pilatus PC-21 full-mission simulator to support pilot training for the French Air Force. 25

New programs and products - We introduced several new courses at the CAE Dothan Training Center, including C-12/King Air B200 recurrent/refresher courses and a new UPRT course; - We launched the CAE TRAX Academy, an integrated and advanced training continuum designed to deliver faster and more efficient throughput for military student pilot training. As an integral part of CAE TRAX Academy, we introduced the CAE Sprint Virtual Reality (VR) trainer, which will enable self-paced learning in an immersive, high-fidelity virtual environment; - A CAE-built Predator Mission Trainer was installed at General Atomics Flight Test and Training Center located near Grand Forks, North Dakota and will be used to advance the quality and capability of remotely piloted aircraft synthetic training; - We have introduced new virtual service offerings to support our customers to meet social distancing requirements arising from the COVID-19 pandemic, including virtual acceptance testing and developing offboard IOS solutions that allow for the removal of the instructor from the cockpit of the simulator while still providing the required functionality to continue conducting training exercises. Expansions - CAE USA and Leonardo signed a memorandum of agreement to collaborate and offer integrated solutions for helicopter training requirements for the U.S. government market; - The Netherlands Ministry of Defence opened a new training facility at Maritime Air Base de Kooy in Den Helder, the Netherlands where CAE will provide on-site maintenance and support services for the NH90 full-flight and mission trainer located at the facility; - MSI was awarded a position on the U.S. Air Force Advisory & Assistance Services ID/IQ contract. MSI will now have opportunity to compete on task orders issued under the ID/IQ contract, which provides for technical training and analytical services to support and improve policy development, operational decision-making and management operations. 3.4 Defence Market Trends and Outlook Demand for training and operational support solutions in the defence and security markets is driven by the following: - Defence budgets; - Installed base of enduring defence platforms and new customers; - Attractiveness of outsourcing training, maintenance and operational support services; - Pilot and aircrew recruitment, training and retention challenges faced by militaries globally; - Desire to integrate training systems to achieve efficiencies and enhanced preparedness; - Need for synthetic environments to conduct integrated, networked mission training, including joint and coalition forces exercises; - Desire of governments and defence forces to increase the use of synthetic environments, including mixed reality solutions; - Relationships with OEMs for simulation and training. 26

Defence budgets The global defence market continued its modest growth in 2019 as security threats remain and recapitalization efforts continued, thus requiring governments worldwide to continue increasing defence budgets. Prior to the COVID-19 pandemic, which has created uncertainty as governments introduce fiscal stimulus measures, defence expenditures were expected to grow approximately three percent in 2020 to reach an estimated US$1.9 trillion, with the United States continuing to be the largest contributor to defence spending. The approved DoD budget for fiscal 2020 was US$738 billion. In addition, the majority of the 29 members of NATO devised plans to increase defence spending to two percent of their Gross Domestic Product. For example, Canada expects to grow annual defence spending from approximately $19 billion to $33 billion by 2027. NATO and allied nations continue to confront the immediate challenges posed by security threats and have been increasingly renewing and augmenting their strategic defences in view of emerging and resurgent geopolitical threats. Growing defence budgets in the U.S. and much of NATO, as well as other regions such as Asia and the Middle East, will create increased opportunities throughout the defence establishment. Many countries are also implementing economic stimulus packages related to COVID-19 with defence and the defence industrial base identified as essential, for example the DoD received an additional budget of US$10.5 billion as a COVID-19 emergency stimulus package. Training is fundamental for defence forces to achieve and maintain mission preparedness and continued modest growth in defence spending is expected to result in corresponding opportunities for training and operational support solutions. There is however some risk that defence spending may be negatively impacted because of spending on COVID-19 stimulus measures and the impact of potentially recessionary environment. Installed base of enduring defence platforms and new customers CAE generates a high degree of recurring business from its strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets are required to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Given our extensive installed base of simulators worldwide, our prime contractor position on programs such as the U.S. Air Force (USAF) KC-135 Aircrew Training System and C-130H Aircrew Training System, and our experience on key enduring platforms, we are well-positioned for recurring product upgrades or updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8, C295, MH-60R, NH90 and MQ-9 in global defence markets, thus creating opportunities to provide new training systems and services for platforms where CAE has significant experience. Attractiveness of outsourcing training, maintenance and operational support services Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to maximize efficiency and enhance readiness, which includes allowing active duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training and operational support services and we expect this trend to continue, which aligns directly with our strategy to grow long term, recurring services business. We believe governments will increasingly look to industry for training and operational support solutions to achieve faster delivery, lower capital investment requirements, and for support required to meet the demand for producing aircrews and achieve desired readiness levels. For example, we are delivering fixed- wing flight training to the U.S. Army at the CAE Dothan Training Center in Dothan, Alabama. At this training centre, we offer 27 comprehensive classroom, simulator and live-flying training and we believe this type of training service delivery program will become increasingly attractive to defence forces globally. Pilot and aircrew recruitment, training and retention challenges faced by militaries globally The COVID-19 pandemic has introduced uncertainty across the commercial aviation landscape, but prior to the pandemic the expansion of global economies and airline fleets had resulted in a shortage of qualified personnel needed to fulfill the growing demand for pilots, as expressed in CAE’s Airline and Business Jet Pilot Demand Outlook. This demand from the civil and business aviation sector has a direct impact on the recruitment, training and retention of military pilots. The USAF alone estimates it has a shortfall of approximately 2,100 pilots, which represents 10% of the entire force. The challenge has led to militaries looking at numerous initiatives designed to address the pilot shortage, including initiatives specifically related to training such as the U.S. Air Force Pilot Training Transformation project. Militaries are considering further outsourcing as well as adopting new technologies that help make pilot training more streamlined and efficient. The military pilot and aircrew shortage and related training challenges will create opportunities for CAE’s products, services and solutions. Desire to integrate training systems to achieve efficiencies and enhanced preparedness Increased operational tempo combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and operations. Increasingly, defence forces are considering a more integrated and holistic approach to training. To help manage the complexities and challenges, many training programs are calling for industry partners to help design and manage a total training system. Our approach has positioned us globally as a platform-independent training systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. As a training systems integrator, we address the overall training enterprise to deliver comprehensive solutions, from undergraduate individual training all the way through to operational, multi-service and joint mission training. Need for synthetic environments to conduct integrated, networked mission training, including joint and coalition forces exercises There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements, and to integrate and network various training systems so military forces can train in a virtual world. Simulation-based technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training for mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the U.S., U.K., Australia, Canada and others all have plans and strategies to leverage live-virtual-constructive domains within a networked common synthetic environment. We are strong proponents of open, standard simulation architectures, such as the Open Geospatial Consortium Common Database, to better enable integrated and networked mission training. For instance, we are currently developing a Joint Multinational Simulation Centre for a Gulf Cooperation Council customer that will be used by commanders and operators from the Army, Air Force, Navy and Staff Colleges to conduct military training and decision support across all level of operations. 28

Desire of governments and defence forces to increase the use of synthetic environments, including mixed reality solutions One of the underlying drivers for our expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic environments for a greater percentage of their overall approach because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual platforms and significantly lowers costs. Synthetic environments offer defence forces a cost-effective way to provide a realistic environment for a wide variety of scenarios while contributing to preparedness and readiness. The higher cost of live activities, the desire to save aircraft for operational use, and the advanced simulation technologies delivering more realism are several factors prompting a greater adoption of the use of synthetic environments. The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is advancing. For example, in fiscal 2019, we introduced the CAE Medallion MR e-Series visual system designed specifically for fighter and fast- jet training. The CAE Medallion MR e-Series visual system is now being procured by BAE Systems to support synthetic training capabilities for undisclosed customers operating next-generation fighter aircraft. In addition, digital innovations have led to the introduction of the CAE Trax Academy, which integrates virtual-reality enhanced courseware, artificial intelligence virtual coaching, mixed reality capabilities and big data analytics to deliver a comprehensive training continuum for military student pilots. Included as part of the CAE Trax Academy is the CAE Sprint Virtual Reality (VR) trainer that leverages CAE Rise™ for virtual coaching and objective assessment. Relationships with OEMs for simulation and training We are an important partner to OEMs because of our experience, global presence, and innovative technologies. We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8 maritime patrol aircraft and has subcontracted CAE to design and develop P-8 operational flight trainers for the U.S. Navy and other international customers. Boeing continues to market the P-8 internationally, which will create further opportunities for us. Other examples of our relationships with OEMs on specific platforms creating opportunities for training systems include Airbus Defence & Space on the C295, which will be delivered to the Royal Canadian Air Force for the Fixed-Wing Search and Rescue program; Leonardo on the M-346 lead-in fighter trainer; Lockheed Martin on the C-130J Super Hercules transport aircraft, which continues to be acquired by several branches of the USAF as well as international militaries; and General Atomics on the Predator family of remotely piloted aircraft. We are also part of Team Seahawk in partnership with the U.S. Navy and companies such as Lockheed Martin/ Sikorsky which is offering the MH-60R helicopter under the foreign military sales program to international customers. 3.5 Defence Contracts The majority of CAE’s contract revenue in Defence result from contracts with militaries or government bodies performed under predominantly fixed-price contracts with only a small number of cost-plus contracts. In most instances, under government regulations, certain costs, including certain financial costs, portions of R&D costs, representation expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and 29 proposals are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. Governments also routinely regulate the methods under which costs are allocated to government contracts. CAE is subject to a variety of audits performed by government agencies. These include pre-award audits that are performed at the submission of a proposal to the government. The purpose of the pre-award audit is to determine the basis of the bid and provide the information required for the relevant government to effectively negotiate the contract. During the performance of a contract the government has the right to request and to examine any labor charges, any material purchase, and any overhead changes to any contract that is active. Upon a contract’s completion, the government may perform a post-award audit of all aspects of contract performance to ensure that CAE has performed in accordance with the terms of the contract. Government contracts are generally, by their terms, subject to termination by the government either for convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. Cost-plus contracts generally provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs and, if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. If a contract termination is for default, however, typically: - The contractor may be paid an amount agreed upon for completed and partially completed products and services accepted by the government; - The government may not be liable for the contractor’s costs with respect to unacceptable items, and may be entitled to repayment of advance payments and progress payments, if any, related to the termination portion of the contract; and - The contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source. In addition to the right of the government to terminate, government contracts are occasionally conditioned upon the continuing availability of appropriations. Consequently, at the outset of a major program, such contracts are usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made for future fiscal years. Failure to obtain such appropriations normally results in termination of the contract and compensation to the contractor at less than the full value of the contract. 3.6 Healthcare We offer integrated education and training solutions including surgical and imaging simulations, curriculum, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the professional life cycle. Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. As such, we have established three CAE Healthcare Centres of Excellence to date to improve clinical education and develop new training technologies and curriculum for healthcare professionals and students. The healthcare simulation market is expanding, with a shift in the U.S. from fee-for-service to value-based care in hospitals, and with simulation centres becoming increasingly more prevalent in nursing and medical schools. 30

We offer the broadest and most innovative portfolio of medical training solutions, including patient, ultrasound and interventional (surgical) simulators, audiovisual and centre management platforms, augmented reality applications, e-learning and curriculum for simulation based healthcare education and training. We have provided training solutions to customers in more than 80 countries that are currently supported by our global network. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. During the last two years, we continued to invest in the development of new products to address growing demand in the healthcare simulation market. We launched the CAE Juno clinical skills manikin which enables nursing programs to adapt to the decreased access to live patients due to the complex conditions of hospital patients and the liability concerns in healthcare, the CAE Ares emergency care manikin designed for advanced life support and American Heart Association (AHA) training and the CAE Luna neonatal simulator which is an innovative critical care simulation for newborns and infants. With these solutions, we are providing some of the industry's most innovative learning tools to healthcare academic institutes, which represent the largest segment of the healthcare simulation market. We continue to push the boundaries of technology and we were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market. We continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products. Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare Academy includes more than 50 adjunct faculties consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience (SCE) courseware packages for our customers. We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In collaboration with the ASA, we have released five online modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology (MOCA) and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR, which was introduced to the cardiac simulation community in September 2018. In January 2018, we announced a collaboration with the AHA to establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved. The latest CAE Healthcare and programs innovation are listed in the following section under New programs and products. New programs and products - We announced a new CAE Centre of Excellence for simulation-based education at ESPA-Montreal, the first healthcare education and industry partnership devised to impact patient care in Quebec, Canada; - We collaborated with the Canadian Association of Schools of Nursing to develop a module of ten recommended SCE courseware packages for student nurses that can be practiced with the CAE Juno manikin; - We, together with ASA, launched the Anesthesia SimSTAT - PACU and Labor & Delivery Unit modules, new modules in a series of interactive screen-based anesthesia simulation modules, which have been approved by the American Board of Anesthesiology for MOCA credits; 31

- We developed several custom solutions for OEMs including Baylis Medical for a simulator to support its cardiovascular transseptal puncture systems, Edwards Lifesciences for new advanced critical care and cardiac care devices, and Cardinal Health for a cardiovascular simulation mobile application, continuing to leverage our technologies and expertise to leading medical device companies by developing risk-free training for physicians; - We released Microsoft HoloLens 2 augmented reality training applications for our CAE Ares emergency care simulator, CAE Lucina childbirth simulator and CAE Vimedix ultrasound simulator using 3D, interactive cardiac, respiratory and circulatory systems that allow learners to envision human anatomy; - In response to the COVID-19 pandemic, we have offered several free training resources during March and April 2020 to support front line healthcare providers with their most urgent training needs including a ventilator reskilling course, a point-of-care lung ultrasound training, COVID-19 Simulated Clinical Experience, webinars, and an outreach toolkit; - On April 10, 2020, we concluded an agreement with the Government of Canada to manufacture and supply 10,000 CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic. Expansions - We added a new Training for LifeTM site at Inspira Health Network in New Jersey, U.S., expanding access for customers to personalized product training opportunities from CAE Healthcare's expert educators; - We expanded our reach in the hospital segment by entering into a group purchasing agreement with Premier, a leading healthcare improvement company, uniting an alliance of approximately 4,000 U.S. hospitals and health systems and approximately 175,000 other providers and organizations; - We expanded our geographic reach in the Scandinavian market, with new distributors in Denmark, Finland, Norway and Sweden. Other - On November 12, 2019, we invested in a healthcare software company that enables increased efficiency of learning. The investment is in the form of a controlling 50% equity interest, for cash consideration of $0.9 million; - We are collaborating with the McGill University Healthcare Centre Foundation, whereby CAE Healthcare donated $500,000 in cash and in kind, over 5 years to the Foundation, including state-of-the-art simulation training equipment and curriculum, to support its new Interprofessional Skills and Simulation Network; Innovation Awards - We won an EMS World Innovation Award for CAE AresAR, the Microsoft HoloLens application for our emergency care manikin that includes six augmented reality scenarios. 3.7 Healthcare Market Trends and Outlook Demand for our simulation products and services in the healthcare market is driven by the following: - Limited access to live patients during training; - Medical and mixed reality technology revolution; - Broader adoption of simulation, with a demand for innovative and custom training approaches; 32

- Growing emphasis on patient safety and outcomes. Limited access to live patients during training Traditionally, medical education has been an apprenticeship model in which students care for patients under the supervision of more experienced staff. In this model, students have limited access to high-risk procedures, rare complications and critical decision making skills. The use of simulation in professional training programs complements traditional learning and allows students to hone their clinical and critical thinking skills for high risk, low frequency events. In 2014, the U.S. National Council of State Boards of Nursing released a ground-breaking study on the effectiveness of simulation training in pre-licensure nursing programs and published national simulation guidelines that are still in use today. Among the findings, nursing students who spent up to 50 percent of clinical hours in high quality simulation were as well-prepared for professional practice as those whose experiences were drawn from traditional clinical practice. In the U.K., the Nursing and Midwifery Council announced in April 2018 that it has lifted the cap on the number of hours nursing students can spend in simulation-based training in place of clinical hours. In addition, during the COVID-19 pandemic, SSH and INACSL called for more flexibility in replacing required clinical training hours for health science students with simulation hours, emphasizing that virtual simulation is an effective teaching method that results in improved student learning outcomes. State boards of nursing have begun to change requirements to help ensure that learners and new graduates can continue their education and would be ready to enter the workforce. Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynaecology medicine. The training and education model is evolving, as evidenced by 22 NATO countries prohibiting the use of live animals in military medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, inter-professional team training and major disaster response. Medical and mixed reality technology revolution Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as intra cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a training partner of choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for the introduction of new interventional procedures. We were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market and, in January 2020, we released multiple HoloLens 2 applications which will integrate holographic, modeled physiology into our emergency care, ultrasound and childbirth simulators that allow learners to envision human anatomy. Broader adoption of simulation, with a demand for innovative and custom training approaches The majority of product and service sales in healthcare simulation involve healthcare education. We estimate the total healthcare simulation market at approximately US$1.7 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia. Together with our global distribution network, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by virtual, augmented and mixed reality simulators, high-fidelity patient simulators, interventional simulators, task trainers, ultrasound simulators, 33 audiovisual and simulation centre management solutions, simulated clinical environments and training services. There is a growing body of evidence demonstrating that medical simulation improves clinical competency, patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs. Healthcare is expected to become increasingly relevant in a world more acutely aware of the benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis. Growing emphasis on patient safety and outcomes CAE expects increased adoption of simulation-based training and certification of healthcare professionals as a means to improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market which is primarily education-based. According to a study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors are the third-leading cause of death in U.S. hospitals and the World Health Organization reported in 2018 that there is a 1 in 300 chance of being harmed during health care. Training using simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. As the Medicare and Medicaid reimbursement structure in U.S. hospitals shifts from being based solely on quantity of services to the quality of services (value-based care), including safety and patient outcomes, CAE expects more hospitals to implement simulation-based training to improve performance and reduce the risk of medical errors. Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MOCA, Fundamentals of Laparoscopic Surgery and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training. 4. BUSINESS RISK AND UNCERTAINTY We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business quarterly and annually during the strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as risks arising from the COVID-19 pandemic, industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. To mitigate the risks that may impact our future performance, management has established an enterprise risk management policy and a framework that provides a structured approach to assess, identify and prioritize risks. This framework relies on a three lines of defence model where the business segments, the risk management function and our internal auditor function work together to manage these risks and continuously improve the risk management process. Management develops and deploys risk mitigation strategies that align with our strategic objectives and business processes. Management continuously reviews the evolution of the principal risks facing our business and the Board oversees the risk management process and validates it through procedures performed by our internal auditors, when it deems necessary. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities. 34

4.1 Risks relating to the COVID-19 Pandemic In conducting our activities, CAE is exposed to operational risk events, including biological events. Such external events have occurred in the past such as the Ebola virus, Severe Acute Respiratory Syndrome, H1N1 influenza virus, Avian flu, or the Zika virus, and although not frequent, can have high adverse impacts on our industry and our business. COVID-19 has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel, disrupted global supply chains, created significant economic downturn and disruption of financial markets. The pandemic began to affect market demand in Asia early in the fourth quarter of fiscal 2020 as border restrictions were implemented and through the rest of the world in March 2020. Several of our customers are facing significant challenges, with airlines and business jet operators having to ground a majority of their aircraft in response to travel bans, border restrictions, and lower demand for air travel. This outbreak has had an important and immediate impact on all our businesses, especially in Civil Aviation where certain commercial airlines are experiencing financial difficulties. It is difficult to accurately predict the duration or severity of the pandemic and it is extremely challenging for CAE to accurately estimate or quantify the magnitude of the pandemic’s impact on our operations, financial condition and strategic plan. Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time and differs geographically from one region to another, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. Even after the COVID-19 pandemic is over, we may continue to experience material adverse effects to our business, financial condition and strategic plans as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. CAE has been closely monitoring and actively implementing and updating our response to the evolving COVID-19 pandemic and its impacts on employees, operations, the global economy and the demand for our products and services. We have formed a committee composed of the senior leadership team and key leaders in the organization to monitor, on a daily basis, the evolution of the pandemic, to evaluate the measures being put in place by local and national governments and the resulting impacts on CAE. As needed, the committee implements necessary contingency plans in real time as the current situation continues to unfold, with a focus on three priorities: protecting employees’ health and safety; supporting customers to the best of our abilities, and ensuring that we can successfully navigate through this global pandemic. Health and Safety The spread of COVID-19 may impact the health of our personnel, partners and contractors, including members of our management team, and may make it difficult to recruit, attract and retain skilled personnel, reducing the availability of our workforce and causing human impacts that may, in turn, negatively impact our business. Prolonged illness of our senior executives could also have an adverse effect on the management of our business and financial results. Since safety is one of our main priorities at CAE, we implemented mitigation measures to reduce the risk of potential outbreaks, including compelling most employees to work from home, where possible, initiating production shifts, creating protocols, policies and guidelines for employees, suppliers, customers and visitors, and closing certain areas in our facilities to facilitate maintenance. We also have in place an emergency succession plan to deal with any situation which requires the immediate replacement of our key senior executives. 35

Reduction and Suspension of Operations The pandemic is causing a slowdown and temporary restrictions to our operations in certain geographic locations impacted by the outbreak, including but not limited to the manufacturing plant in Montreal, since non-essential services have been closed by government public directives. Several of our training centres worldwide have also closed, or are operating at significantly reduced capacities, as a result of the severe and abrupt drop in air passenger travel and airlines and business jet operators having to ground a majority of their aircraft. We cannot predict how long the restrictive measures will last or whether other measures will need to be implemented to contain the outbreak in any jurisdiction where CAE operates or holds assets, however, these measures could have a material and adverse effect on our financial and operating performance. Delay in the production of goods and completion of CAE’s services may require us to incur additional non-compensable costs, including overtime work, that are necessary to meet clients’ schedules. Due to various factors, a delay in the commencement or completion of a project may also result in penalties or sanctions under contracts or even the cancellation of some contracts. Additionally, some of our customers, including governments, airlines and hospitals around the world, could delay contract awards as they are dealing with the pandemic and their own cash conservation measures. Global Economy As an emerging risk, the economic impact could be severe to global economies depending on the duration of the pandemic, the likelihood and scope of any subsequent waves of COVID-19 and the continued measures put in place to contain the outbreak. Global financial markets have experienced, and could continue to experience, significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions and financial markets. However, the efficacy of the government and central bank interventions is uncertain. This uncertainty has already materialized with falling global GDP growth, causing a global financial market shock which has directly impacted our share price. Uncertainties related to, and perceived or experienced negative effects from, COVID-19 may continue to cause significant volatility or decline in the trading price of our securities, capital market conditions and general economic conditions. In addition, severe disruption and instability in the global financial markets and continued deteriorations in credit and financing conditions may increase the likelihood of litigation, increase the cost of or limit or restrict our ability to access debt and equity capital or other sources of funding on favourable terms, or at all, lead to consolidation that negatively impacts our business, increased competition, result in reductions in our work force, cause us to further reduce our capital spending or otherwise disrupt our business or make it more difficult to implement our strategic plans. Sustained adverse effects may also prevent us from satisfying debt financial covenants or result in possible credit ratings watch or downgrades. Also, the return on our pension plan assets and/or the discount rate used for valuing our post-employment benefit obligations may both be negatively impacted in the near to medium term. This could have an adverse effect on our post-employment benefit plan obligations and pension contributions in future years. Several governments have implemented temporary measures to help offset the negative economic impacts such as the CEWS program in Canada and deferred tax filings for businesses and individuals worldwide. While these measures are beneficial for CAE and our employees, should the negative economic impacts exceed the period for which these relief measures have been granted, it can lead to increased cost containment policies such as job reductions and capital spending reductions in our own network. 36

Diversion of management attention Preparing for and responding to the continuing pandemic has and may continue to divert management’s attention from our key strategic priorities, increase costs as we prioritize health and safety matters for our personnel and the continuation of critical ongoing projects, and cause us to reduce, delay, or alter initiatives that may otherwise increase our long-term value. Heightened IT risks and inefficiencies The immediate unanticipated rise in remote work arrangements implemented by CAE in response to the COVID-19 outbreak may cause inefficiencies and increased pressure on our information technology infrastructure and may increase CAE’s vulnerability to information technology and cybersecurity related risks and disruption to our information systems. Liquidity risk The continuing pandemic has increased the risk that we may encounter difficulty in meeting our obligations associated with financial liabilities. To preserve liquidity throughout the pandemic, subsequent to the year end, we enacted strict cost containment measures and suspended dividend payments to common shareholders and share buybacks under the NCIB program. In addition, we concluded a new two-year $500.0 million senior unsecured revolving credit facility and expanded our receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide us access to additional liquidity and further strengthen our financial position. We believe that our cash and cash equivalents, the availability of cash under our committed revolving credit facility and the cash we expect to generate from our operations, is sufficient to meet financial requirements in the foreseeable future. Credit risk There is uncertainty regarding the duration of the COVID-19 pandemic and how it will impact the sufficiency of our customers' liquidity during the period where their operations are significantly impacted by a significant and abrupt reduction in air travel, self- isolation measures, travel bans, border restrictions and lockdown protocols. There is an increased credit risk for our airline customers due to the reduction of their operations and uncertainty relating to air travel recovery and the increased risk of airline bankruptcies. We are, however, a provider of regulated training services which are critical to airline operations, and therefore if any of our customers engage in reorganization or bankruptcy proceedings we are often designated as a critical supplier. Overall, adverse changes in a customer's financial condition, including those resulting from the COVID-19 pandemic, could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future business, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our major customers could be material and could result in a material charge to our financial results. 4.2 Risks relating to the Industry 4.2.1 Competition We sell our simulation products and training services in highly competitive international markets. New participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or 37 have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects. OEMs have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. OEMs may be in a position to demand licence fees or royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or permit any training on their respective simulators. However, CAE may have some advantages, as an independent training provider and simulator manufacturer, having the ability to replicate certain aircraft without data, parts and equipment packages from an OEM, as well as our global reach and diversified training network that includes joint ventures with large airline operators, who are aircraft customers for OEMs. In addition, we work with some OEMs on business opportunities related to equipment and training services. Economic growth and pressure underlie the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for demand of our services and products. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion. 4.2.2 Business development and awarding of new contracts We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to CAE. A significant portion of our revenue is dependent on obtaining new orders and continued replenishment of our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past, additionally, the impacts of the COVID-19 pandemic could cause a delay in the awarding of orders. The presence of new market participants as noted above, and their efforts to gain market share, creates heightened competition in bidding which may negatively impact pricing and margins. We intend to continue to grow market share by leveraging a high level of customer satisfaction and operational and organizational productivity. 4.2.3 Level and timing of defence spending A significant portion of our revenues is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to Australian, Canadian, European, UAE, U.S., and other foreign governments as both the prime and/ or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions and nature of the international threat environment. Significant reductions to defence spending by mature markets such as in Australia, Canada, Europe, the UAE, and the U.S. or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations. Particularly, with the increased focus on COVID-19 relief measures around the globe, governments may be forced to reduce their defence spending. Additionally, the precipitous drop in oil prices has further impacted opportunity flow in the Middle East. In order to mitigate the level and timing of defence procurements, we have established a diversified global business and a strong position on enduring platforms. 38

4.2.4 Government-funded defence and security programs Like most companies that supply products and services to governments, government agencies routinely audit and investigate government contractors. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our incurred costs for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed. We work with governments to assess the merits of claims and where appropriate reserve for amounts disputed. We could be required to provide repayments to governments and may have a negative effect on our results of operations. Contrary to cost-reimbursable contracts, some costs may not be reimbursed or allowed under fixed-price contracts, which may have a negative effect on our results of operations if we experience costs overruns. 4.2.5 Civil aviation industry A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Air travel experienced a sharp deterioration in the first few months of calendar 2020. There is a risk that we may experience a delayed recovery in air travel demand due to the unprecedented worldwide travel restrictions, expected higher unemployment rates, and a fall in consumer spending. At this rate, IATA forecasts that domestic and international passenger demand will decrease 48% compared to calendar 2019, and a decrease of 55% for airline passenger revenue. Decreased airline passenger and cargo traffic for an extended period of time could have a material and adverse effect on our financial and operating performance. Specifically, as airlines struggle with reduced capacities or bankruptcies, CAE could experience the cancellation of aircraft orders, reduction in FFS demand and lower demand for pilot recruitment, placement, and training. Despite the temporary global shock caused by the COVID-19 pandemic, the business aviation industry is expected to grow in the long term due to demand recovery combined with the introduction of new aircraft models and technologies. Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, national aviation authority regulations (including the grounding order of the 737 MAX aircraft by global civil aviation authorities and the uncertainties surrounding the implications of the U.K.’s departure from the EASA at the end of calendar 2020 as a result of Brexit), price and other competitive factors, fuel prices and geopolitical environment. Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, epidemics, pandemics, the prolonged continuation or future waves of the novel coronavirus, natural disasters, prolonged economic recessions, the interruption of global mobility including travel bans and border restrictions, oil price volatility, increased global environmental regulations or other major world events. Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving any of our major commercial airline customers could impact our revenues and limit our opportunity to generate profits from those customers. Finally, prolonged reduction in operations as a result of COVID-19 could drive an increase of bankruptcies amongst airlines. 39

4.2.6 Regulatory matters Our businesses are heavily regulated. We deal with many government agencies and entities and are subject to laws and regulations such as export controls, health, national security and aviation authority of each country. These regulations may change without notice, which could impact our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we have to make unplanned modifications to our products and services, causing delays, higher inventory levels or resulting in postponed or cancelled sales or changes to sales predictions. The export of CAE’s technology and services is subject to export permit approvals and regulatory requirements, which can sometimes take several months to go through the approval process. These can result in delays in obtaining export permits or even prevent us from exporting to certain countries, entities or people in or from a country, and result in negative financial impacts. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition and we cannot be certain that we will be permitted to sell or licence certain products to customers or otherwise export CAE’s technology and services, which could cause a potential loss of revenue for us. Any changes in governmental policy or government actions resulting form the COVID-19 pandemic could disrupt our supply chain, prevent the sale or delivery of our products, or result in export license delays. If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future. 4.2.7 Natural or other disasters Extreme weather conditions or natural or other disasters, such as earthquakes, fires, floods, pandemics, epidemics (such as COVID-19) and similar events could disrupt our operations, damage our infrastructure or properties, endanger our employee's health and safety, impact the availability and cost of materials and resources, increase insurance and other operating costs and have a material adverse effect on our operating results, financial position or liquidity. In addition, we cannot be certain that our insurance coverage will be sufficient to cover all significant risk exposures. We are exposed to liabilities that are unique to the products and services that we provide. CAE maintains insurance for certain risks and may be adequately covered for said risks, however, insurance may not be available, or limits may not be adequate to cover all significant risk exposures. For example, CAE is not covered from the financial losses caused by communicable disease, including viruses and other epidemics, as certain coverages are not available for commercially reasonable terms. It is not certain whether there will be any insurance products in the future covering the risks of communicable disease. 40

4.2.8 Environmental laws and regulations CAE is exposed to various environmental risks and is subject to complying with environmental laws and regulations which vary from country to country and are subject to change. CAE’s inability to comply with environmental laws and regulations could result in penalties, lawsuits and potential harm to its reputation. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations. 4.2.9 Climate changes Increased public awareness and growing concerns about climate change and the global transition to a low carbon economy result in a broad range of impacts, including potential strategic, reputational and structural related risks for CAE and its business partners and the emergence and evolvement additional environmental and climate change regulations, frameworks, and guidance. Increasing regulatory expectations create a new set of compliance risks that need to be managed. Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where we are present. In addition, concerns about the environmental impacts of air travel, the “anti-flying” movement and tendencies towards “green” travel initiatives have contributed to higher levels of scrutiny with respect to emissions which could have the effect of reducing demand for air travel and could materially adversely impact our aviation business and reputation. As a result of these increased concerns, we announced that we have committed to become carbon neutral by summer 2020; should we not achieve this objective, it could be badly received or result in further damage to our reputation. 4.3 Risks relating to the Company 4.3.1 Evolving standards and technology innovation The civil aviation and defence and security markets in which we operate are characterized by changes in customer requirements, new aircraft models, evolving industry standards, increased power to analyze data and evolving customer expectations influenced by global trends such as climate change, pandemics, the growth of developing markets, population growth and demographic factors. If we do not accurately predict the needs of our existing and prospective customers, develop new products, enhance existing products and services and invest in and develop new technologies that address those evolving standards and technologies, we may lose current customers and be unable to attract new customers. This could reduce our revenue and market share. The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to our fleet to update to the evolving technology. The adoption of new technologies, such as artificial intelligence, machine learning and unmanned aerial systems or remotely piloted aircraft, presents opportunities for us, but may result in new and complex risks that would need to be managed effectively. 4.3.2 Our ability to penetrate new markets Penetration of the new markets represents both a risk and an opportunity for CAE. Success in these markets is by no means assured. As we operate in new markets, unforeseen difficulties, major investments and additional expenditures could arise, which may have an adverse effect on our operations, financial position, profitability and reputation. Penetrating a new market is inherently 41 more difficult than managing within our already established markets. New products and technologies introduced in new markets could also generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us. In particular, we may be exposed to increased risks in the current year as a result of the development of our CAE Air1 ventilator, as we attempt to enter the medical equipment market. 4.3.3 Research and development activities We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec through IQ and the SA2GE program, and the Government of Canada through its SIF program. CAE has also launched in FY20 two new development programs in collaboration with the AERO21 mobilization project in Quebec and the Scale AI supercluster as referenced in Section 2.8 above. The level of government financial participation reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities. We receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. and the U.K. on eligible R&D activities that we undertake. The credits we receive are based on legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities. Furthermore, our R&D investments in new products or technologies may or may not be successful. Our results may be impacted if we invest in products that are not accepted on the market, if customer demand or preferences change, if new products are not brought to market in a timely manner, if we lack commercial or procurement experience, if we experience delays in obtaining regulatory approvals, or if our products become obsolete. We may incur cost overruns in developing new products. 4.3.4 Fixed-price and long-term supply contracts We provide our products and services mainly through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts. 4.3.5 Strategic partnerships and long-term contracts We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including Authorized Training Provider (ATP) agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' level of operations and revenue, financial health, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE. 42

4.3.6 Procurement and OEM leverage We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. We are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole- source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft. Where we use an internally produced simulation model for an aircraft or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of its intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results. Similarly, where we use open source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results. 4.3.7 Product integration and program management Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated which may impact timing and profitability. 4.3.8 Protection of our intellectual property and brand We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim. As the training partner of choice to enhance safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party license agreements, such as our partnership with the Saudi National Company of Aviation to create a CAE Authorized Training Centre in the Middle East. Additionally, in certain of our flight training organizations, we outsource some flying to third-party providers, but ultimately remain accountable for their performance operating for our brand. We control and manage the use of our brand and ensure that our partners and suppliers meet rigorous standards to ensure that our brand value is preserved. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand. 43

4.3.9 Third-party intellectual property Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to these multiple data sets on reasonable terms, or at all. Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all. The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein. 4.3.10 Key personnel Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk, however, the temporary compensation measures put in place during the COVID-19 pandemic could result in increased risks of losing talent to industries that have not been as severely impacted. We also have succession plans in place to help identify and develop an internal pipeline of leadership talent pertaining to engineers, technical and pilot instructors and general management domains. CAE is dependent on the industry experience, qualifications and knowledge of a variety of employees, including our executive officers, managers and other key employees to execute our business plan and operate our business. If we were to experience a shortfall, illness or a substantial turnover in our leadership or other key employees, our business, results from operations and financial condition could be materially adversely affected. Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for key roles, could impair our business until qualified replacements are found. 4.3.11 Labour relations Approximately 2,600 employees are represented by unions and are covered by 55 collective agreements as of March 31, 2020. These differing collective bargaining agreements have various expiration dates. While we maintain positive relationships with our respective unions, the re-negotiations of the collective bargaining agreements could result in work disruption including work stoppages or work slowdowns. Should a work stoppage occur, it could interrupt our manufacturing or service operations at the impacted location which could adversely affect service to our customers and to our financial performance. 4.3.12 Liability risks that may not be covered by indemnity or insurance We are exposed to liabilities that are unique to the products and services we provide, as our business is complex, international and involves extensive coordination and integration with numerous suppliers, large numbers of highly-skilled employees and partners, advanced technologies and stringent regulatory requirements and performance and reliability standards. 44

Accordingly, we may be exposed to claims and litigation, including claims for personal injury, illness, death, property damage or business interruption, arising from: - Deficiencies in our simulation products and services that directly or indirectly cause damage and/or injury; - Deficiencies in training programs or our training services delivery that directly or indirectly cause damage or injury; - Incidents occurring during the use of equipment that we have manufactured or operate; - Incidents involving products and services that we have provided, including claims for personal injuries or death; - Deficiencies in our live flight training equipment, personnel or operations that directly or indirectly cause damage or injury; - Deficiencies in our mitigation and protective measures implemented to reduce the risk of a potential COVID-19 outbreak in one of our facilities or failure to adequately protect our customers, employees, contractors, workers and visitors from the virus. Substantial costs could adversely impact our financial condition, cash flows, or operating results. In some but not all circumstances, we may be entitled to certain legal protections or indemnifications from our customers. Although we maintain insurance coverage from established insurance carriers to cover these risks, our insurance coverage may be inadequate to cover all claims and liabilities, the amount of such insurance coverage may not be sufficient, and we may be forced to bear substantial costs. Any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could result in significant investment and negatively affect our reputation with our customers and the public. It also could affect the cost and availability of adequate insurance in the future. 4.3.13 Warranty or other product-related claims We manufacture simulators that are highly complex and sophisticated. Additionally, we may purchase simulators or obtain simulators via acquisitions. These simulators may contain defects that are difficult to detect and correct and if they fail to operate correctly, there could be warranty claims or we may incur significant additional costs to modify or retrofit these products. Correcting these defects could require significant additional costs. If a defective product is integrated into our customers' equipment, we could face product liability claims based on damages to the customers' equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We may also be subject to product liability claims relating to equipment and services related to discontinued operations sold in the past. 4.3.14 Mergers, acquisitions, joint-ventures, strategic alliances or divestitures As part of our growth strategy, at times we engage in business acquisitions or form joint ventures and strategic alliances. The realization of anticipated benefits from these acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise. We also may make strategic divestitures from time to time. These transactions may result in continued involvement in the divested businesses, such as through guarantees and transition services following the transaction. 45

4.3.15 Reputational risk Reputational risk may arise under many situations including, among others, quality or performance issues on our products or services, inability to penetrate new markets or to meet expectations or demand for newly developed products and technologies, failure to maintain ethically and socially responsible operations, injuries or death arising from health and safety incidents during the operation process or training activities, or alleged or proven non-compliance with laws or regulations by our employees, agents, subcontractors, suppliers and/ or business partners. Any negative publicity about, or significant damage to, our image and reputation could have an adverse impact on customer perception and confidence and may cause the cancellation of current work or influence our ability to obtain future sales or award of a contract. Furthermore, any unethical conduct by one of our suppliers or subcontractors or any allegations of unfair or illegal business practices by a supplier or subcontractor could also negatively affect our image and reputation. An occurrence of any of these situations could materially adversely affect our business and financial results. Perceptions pertaining to social and governance approaches have changed in the recent years, and many customers and investors now agree that these issues have become a current concern and could affect corporate profitability and reputation. 4.3.16 U.S. foreign ownership, control or influence mitigation measures CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into FOCI mitigation agreements with U.S. Department of Defense that enable these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. Government. Specifically, these mitigation agreements are a special security agreement for CAE USA Inc. and a proxy agreement (Proxy Agreement) for CAE USA Inc.’s wholly owned subsidiary, CAE USA Mission Solutions Inc. (MSI). If we fail to maintain compliance with either of these FOCI mitigation agreements, the facility security clearances for each entity may be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and would lose the right to perform its existing contracts with the U.S. government to completion. A separate board of directors has been established to oversee the management and operations of MSI. Under the Proxy Agreement, we, and our board of directors, are restricted in our oversight over MSI’s separate board of directors and its management. In addition, under U.S. Department of Defense rules and procedures, subject to a limited number of restricted matters (such as the sale or disposal of MSI’s assets; corporate mergers, consolidations, or reorganizations relating to MSI; pledges, mortgages or other encumbrances on the capital stock of MSI for purposes other than obtaining working capital; the dissolution of MSI; and the filing of a bankruptcy petition with respect to MSI) MSI board of directors acts independently and has sole authority to make all decisions regarding the management of MSI and its business. The actions taken or not taken by the management or MSI board of directors could have an impact on our growth, reputation and profitability. 4.3.17 Length of sales cycle The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for defence and security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a period that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre- 46 build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized. Government procurement policies often allow unsuccessful bidders to protest a contract award. The protest of a contract awarded to CAE may result in the cancellation of our award, extend the period before which we can start recognizing revenue or cause us to incur material legal fees. 4.3.18 Seasonality Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less and thus resulting in lower revenues. In the Defence segment, revenue and cash collection tend to be higher in the second half of the year as contract awards and availability of funding are influenced by the federal government’s budget cycle, which in the U.S. is based on a September year-end. We expect these trends to continue in fiscal 2021. 4.3.19 Returns to shareholders Payment of dividends, the repurchase of shares under our NCIB program and other cash or capital returns to our shareholders are at the discretion of the Board and depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as our dividend and other policies which may be reviewed from time to time. Given the impacts of the COVID-19 pandemic, the Board has approved a suspension of dividend payments to common shareholders and share repurchases under our NCIB program to preserve liquidity. This position will be reviewed on a quarterly basis and payments will resume as soon as it is appropriate. 4.3.20 Information technology and cybersecurity We depend on information technology infrastructure and systems, hosted internally or outsourced, to conduct day-to-day operations and for the effective operation of our business. Our business also requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs, national defence forces and customers. While we strive to leverage technology to meet the growing needs of our customers and enhance the efficiency of our operations, it nevertheless comes with information security and cybersecurity risks. Due to the size, scale, and global nature of our operations, our heavy reliance on the internet to conduct day-to-day business activities, our intricate technological infrastructure, our business relationships with aircraft OEMs and defence and security customers and our use of third-party service providers, we are subject to heightened risks. These risks include information technology system failures and non availability, cyber-attacks, cyber extortion, breaches of systems security, malware, unauthorized attempts to gain access to our proprietary and sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, denial of service attacks aimed at causing network failures and services interruption and other cybersecurity threats to our information technology infrastructure and systems. These IT and cybersecurity risks could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential or classified information belonging to CAE, our employees, or our business partners, including aircraft OEMs and defence and security customers, expose us to client attrition, non-compliance with privacy 47 legislation or any other laws in effect, litigation, fines, penalties or regulatory action, compliance costs, corrective measures, investigative or restoration costs, cost hikes to maintain and upgrade technological infrastructures and systems or reputational harm, all of which could have a negative effect on CAE’s operating results, reporting capabilities, profitability and reputation. A series of governance processes are in place to mitigate these risks. To address the challenges of the evolving cyber threat landscape and as the volume and sophistication of cyber-attacks continue to increase, we continuously review our security measures. We have developed a three-year cybersecurity program in order to cope with these increasing threats. We have implemented security controls, policy enforcement mechanisms, management oversight and monitoring systems in order to prevent, detect and address potential threats. However, we may find it necessary to make further investments to protect our data and infrastructure, as well as our customers data, against cyber-attacks. The increased volume of employees working remotely and using online video conferencing and collaborative platforms due to COVID-19 social distancing measures could result in increased cybersecurity threats. In order to manage these threats, we have increased our monitoring of these threats, we have accelerated certain initiatives and we have been working with third parties to focus on our 24/7 monitoring of our activities. The amount of cyber insurance coverage that we maintain may not be adequate nor sufficient to cover the claims or liabilities resulting from cyber-attacks. Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. In addition, the digital transformation and the adoption of emerging technologies, such as artificial intelligence and machine learning, call for continued focus and investment to manage our risks effectively. Furthermore, we may experience similar security threats at customer sites that we operate or manage or to which we gain access to deliver services. We must rely on our own safeguards as well as the safeguards put in place by our partners to mitigate the threats. Our partners have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, such as CAE, may increase the likelihood that they are targeted by the same cyber threats we face. We may, from time to time, replace or update our information technology networks and systems. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions. 4.3.21 Reliance on third-party providers for information technology systems and infrastructure management We have outsourced certain information technology systems maintenance and support services and infrastructure management functions, to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and/or we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies and/or security vulnerability, and can have a negative impact on our reputation. To cope with these risks we have implemented a third party vendor cybersecurity risk process in order to ensure that our suppliers have the appropriate level of controls over the process of CAE information assets outsourced to them. 48

4.3.22 Data privacy The management, use and protection of data, including sensitive data, are becoming increasingly important, particularly given the high value attributed to data and the potential exposure to operational risks, reputational risks, and regulatory compliance risks and the coming into force of the General Data Protection Regulation by the European Union in May 2018, and the expected proliferation of similar regulatory frameworks in other regions, such as the enactment of the California Consumer Privacy Act in January 2020. Further, as our collaboration with third parties continues to grow and as we adopt new technologies and business models, our potential exposure to regulatory compliance, operational and reputational risk increases. If we fail to comply with applicable privacy laws, we could be subject to regulatory penalties, experience damage to our reputation or a loss of confidence in our products and services. We may also incur additional costs for remediation and modification or enhancement of our information systems to prevent future occurrences, all of which could adversely affect our business, operations or financial results. Furthermore, the adoption of emerging technologies, such as cloud computing, artificial intelligence, process automatization and robotics could lead to both new and complex risks that require continued focus and investment to manage effectively. We identify, assess and manage the operational risk associated with the implementation of new technologies prior to their adoption. 4.4 Risks relating to the Market 4.4.1 Foreign exchange Our operations are global with more than 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one-third in each of the U.S, Europe and the rest of the world. Three areas of our business are exposed to fluctuations of foreign exchange rates; our network of foreign training and services operations, our production operations outside of Canada (Germany, and U.S.) and our production operations in Canada. A significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure. We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue to allow the unhedged portion to match the foreign cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. Business conducted through our foreign operations are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, changes in the value of foreign currencies relative to the Canadian dollar creates unhedged currency translation exposure since results are consolidated in Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect. 49

4.4.2 Availability of capital We depend, in part, upon our debt funding. We have various debt facilities with maturities ranging between April 2020 and July 2043, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including a decline in our financial performance, outlook or our credit ratings, which may adversely affect our ability to fund our operations and contractual or financing commitments. Our credit facilities have certain financial covenants that require us to maintain a minimum leverage ratio. In the event that we are unable to maintain compliance with such covenants, we may have restricted access to capital and we would be required to obtain an amendment or waiver from our lenders, refinance the indebtedness subject to covenants or take other mitigating actions prior to a potential breach. 4.4.3 Credit risk We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us. 4.4.4 Pension plans Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, negatively impacting our earnings, cash flow and shareholders' equity. We seek to mitigate this risk by implementing policies and procedures designed to control investment risk and through ongoing monitoring of our funding position. During the last quarter of fiscal 2020, the markets experienced a high level of fluctuations due to the impacts of COVID-19. The decrease in value of our plan assets was however offset by an increase in the pension discount rates. Depending how the markets fluctuate, additional cash contributions may be required to fund our defined benefit and defined contribution pension plans. This may have a negative effect on our operations and financial results. 4.4.5 Doing business in foreign countries We have operations in over 35 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up more than 90% of revenue in fiscal 2020. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally, including geopolitical instability. 50

These are the main risks we are facing attributable to international operations: - Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof; - Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions trade, work or travel restrictions and other restrictions; - Recessions and other economic crises in other regions, or specific foreign economies and the impact on our cost of doing business in those countries; - Acts of war, civil unrest, force majeure and terrorism; - Social, economic and geopolitical instability; - Risk that inter-governmental relationships may deteriorate such that CAE’s operations in a given country may be negatively impacted; - Limitations on the CAE’s ability to repatriate cash, funds or capital invested or held in jurisdictions outside Canada; - Difficulties, delays and expense that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; - Complexity and corruption risks of using foreign representatives and consultants. Also, changes to the regulatory environment in countries in which we do business may lead to higher custom tariffs, stricter trade policies, changes in the sanctions regime, export restrictions and other restrictions, that may have a negative impact on our sales, financial results and business model. 4.4.6 Geopolitical uncertainty Global uncertainty continued to intensify throughout fiscal 2020 and, in some parts of the world, political instability has become more pronounced, protracted and unpredictable. Rising or persisting geopolitical tensions, policy changes and prolonged political instability in various countries where we have a presence could lead to delays or cancellation of orders, deliveries or projects, or the expropriation of assets, in which we have invested significant resources, particularly when the customers are state-owned or state-controlled entities. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position. The social, political and economic impacts of the changing political landscape in Europe pertaining to the exit of the United Kingdom from the European Union (EU) as of January 31, 2020 may lead to increased complexity in terms of regulations and increased geopolitical and economic risks and could cause disruptions to and create uncertainty surrounding our businesses, including affecting our relationships with existing and future customers, suppliers and employees. The withdrawal transition period will last until December 31, 2020 during which time the U.K. will remain part of the EU’s customs union and single market and will work towards negotiating a trade deal with the EU before the transition period ends. Uncertainties pertaining to the political direction of the U.S. and the current Chinese-American trade tension may continue to impact global economic growth prospects and market sentiment. 4.4.7 Anti-corruption laws Sales to foreign customers are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and other anti-corruption laws. While we have stringent policies in place to comply with such laws, failure by CAE, our employees, foreign representatives and consultants or others working on our behalf to comply with it could result in administrative, civil, or criminal liabilities, including 51 suspension, debarment from bidding for or performing government contracts, which could have a material adverse effect on us. We frequently team with international subcontractors and suppliers who are also exposed to similar risks. 4.4.8 Taxation matters We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation could result in a higher effective tax rate on our earnings which could significantly impact our financial results. Additionally, many governments have introduced temporary tax relief measures as a result of the COVID-19 pandemic and there is a risk that we will not qualify for them all. 5. DIVIDENDS AND DISTRIBUTIONS 5.1 Dividends We paid a dividend of $0.10 per share in the first quarter and $0.11 per share in the second, third and fourth quarter of fiscal 2020. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents. The Board has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position. Dividend payments to common shareholders were suspended as part of our COVID-19 pandemic mitigation measures. CAE’s Dividend Reinvestment Plan provides that Canadian and U.K. resident shareholders can elect to receive Common Share dividends in lieu of cash dividends. During fiscal 2018, 2019, and 2020 CAE issued 173,964, 146,914, and 109,076 common shares, respectively, as stock dividends. 5.2 Repurchase and Cancellation of Common Shares On February 7, 2020, we announced the renewal of the NCIB to purchase up to 5,321,474 of our common shares. The NCIB began on February 25, 2020 and will end on February 24, 2021 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases are made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB were cancelled. Share repurchases under our NCIB program were suspended as part of our COVID-19 pandemic mitigation measures. In fiscal 2020, we repurchased and cancelled a total of 1,493,331 common shares under the previous and current NCIB (2019 – 3,671,900), at a weighted average price of $33.22 per common share (2019 – $25.70), for a total consideration of $49.6 million (2019 – $94.4 million). 52

6. DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

Each common share entitles the holder thereof to dividends if, as and when declared by our Directors, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.

As at the close of business on March 31, 2020 and May 29, 2020 respectively, 265,619,627 and 265,678,877 common shares were issued and outstanding. There are no preferred shares issued and outstanding.

7. MARKET FOR SECURITIES

The outstanding common shares of CAE are listed and posted for trading on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol CAE.

7.1 Trading Price and Volume

CAE Inc.

TSX Share Price Information - FY2020

Month	Min.	Max.	Total Volume
April-19	$29.61	$31.71	8,595,600
May-19	$30.90	$36.86	18,329,700
June-19	$33.59	$35.71	14,359,000
July-19	$34.77	$36.56	10,560,900
August-19	$30.73	$36.35	13,300,200
September-19	$32.93	$35.02	8,684,000
October-19	$31.95	$33.93	8,060,900
November-19	$33.19	$36.41	9,664,700
December-19	$33.76	$35.97	6,663,000
January-20	$34.21	$39.88	13,555,000
February-20	$35.12	$42.00	13,867,600
March-20	$14.26	$37.38	33,062,300

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NYSE Share Price Information - FY2020			
Month	Min. (USD)	Max. (USD)	Total Volume
April-19	$22.18	$23.62	2,579,400
May-19	$23.00	$27.42	5,095,300
June-19	$25.22	$26.94	4,554,100
July-19	$26.64	$28.03	3,861,100
August-19	$23.12	$27.50	5,575,200
September-19	$24.80	$26.21	4,028,900
October-19	$23.96	$25.70	3,567,300
November-19	$25.17	$27.46	5,571,000
December-19	$25.63	$27.01	6,887,200
January-20	$26.36	$30.18	8,668,000
February-20	$26.09	$31.56	8,289,500
March-20	$9.80	$28.06	20,080,200

8. DIRECTORS AND OFFICERS

The Directors of CAE are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Officers of CAE as of the date hereof, the positions and offices held by them in CAE, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below.

More information concerning CAE's Directors may be found in the Management Proxy Circular dated June 16, 2020, in connection with our Annual Meeting of Shareholders to be held on August 12, 2020.

In addition to fulfilling all statutory requirements, the Board oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer.

The Committees of the Board are the Audit Committee, the Governance Committee and the Human Resources Committee.

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8.1 Name and Occupation

DIRECTORS

Name and Municipality of Residence and Year First Became a Director	Principal Occupation
MARGARET S. (PEG) BILLSON Albuquerque, New Mexico, USA (2015)	Ms. Billson is a veteran aviation business leader with over 30 years of experience leading technology rich companies, including serving as the President & CEO of BBA Aviation Aftermarket Services, a division of BBA Aviation plc., as President & General Manager of the Airplane Division of Eclipse Aviation and as the Vice-President & General Manager of Airframe Systems at Honeywell International Inc. Ms. Billson has a Master's degree in Engineering-Aerospace and, in recognition of her industry accomplishments, has been inducted into Embry-Riddle Aeronautical University's Hall of Fame. Ms. Billson is also an instrument-rated pilot. Ms. Billson is the Chair of the Governance Committee and a member of the Human Resources Committee.
THE HONOURABLE MICHAEL M. FORTIER, P.C. Town of Mount Royal, Quebec, Canada (2010)	Mr. Fortier joined RBC Capital Markets (RBCCM) as a Vice-Chair in 2010. Prior to joining RBCCM, Mr. Fortier was a partner of Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) and a Senior Adviser to Morgan Stanley in Canada. Between 2006 and 2008, Mr. Fortier held various positions in the Government of Canada, as Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal. Prior to that, Mr. Fortier was active in the investment banking industry, first as a Managing Director with Credit Suisse First Boston (1999 – 2004) and then as a Managing Director with TD Securities (2004 – 2006). Mr. Fortier also practiced law with Ogilvy Renault LLP (1985 – 1999) in the areas of corporate finance and mergers and acquisitions. He was based in London, England for several years during this period. Mr. Fortier is Chair of the Human Resources Committee.

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Name and Municipality of Residence and Year First Became a Director	Principal Occupation
MARIANNE HARRISON Boston, Massachusetts, U.S. (2019)	Ms. Harrison is President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation. She also is a member of Manulife's Executive Leadership Team. Before taking on her current role in 2017, Ms. Harrison served as President and Chief Executive Officer of Manulife Canada, Manulife's Canadian Division. Prior to assuming this role in 2013, she held several leadership positions across the company, including President and General Manager for John Hancock Long-Term Care Insurance, and Executive Vice President and Controller for Manulife. Before joining Manulife, Marianne had been Chief Financial Officer of Wealth Management at TD Bank Group after holding various positions there; before that she worked for PwC. Ms. Harrison graduated from the University of Western Ontario with a B.A. in English and earned a Diploma in Accounting from Wilfrid Laurier University. She is a Chartered Accountant and in 2016 was elected a Fellow of the Profession. Ms. Harrison is a member of the Audit Committee
ALAN N. MACGIBBON, CPA, CA Toronto, Ontario, Canada (2015)	Mr. MacGibbon is a Corporate Director. He was Managing Partner and Chief Executive of Deloitte LLP Canada (2004 – 2012) and served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited during this term. Mr. MacGibbon served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited and as Senior Counsel to Deloitte LLP Canada from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in Business Administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario. Mr. MacGibbon is Chair of the Audit Committee and a member of the Human Resources Committee.

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Name and Municipality of Residence and Principal Occupation Year First Became a Director THE HONOURABLE JOHN P. MANLEY, PC, Mr. Manley is a Senior Business Advisor with the law firm Bennett OC Jones LLP. He was President and Chief Executive Officer of the Ottawa, Ontario, Canada Business Council of Canada (not-for-profit) from 2010 to 2018 and (2008) is currently Chair of Canadian Imperial Bank of Commerce. From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, Mr. Manley had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. Mr. Manley obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds honorary doctorates from six Canadian universities. Mr. Manley is Chair of the Board. FRANÇOIS OLIVIER Mr. Olivier has been President and Chief Executive Officer of Montreal, Quebec, Canada Transcontinental Inc. since 2008. After joining the Printing Sector (2017) of TC Transcontinental in 1993, he rose through the ranks to ultimately take on the role of President of the Information Products Printing Sector, and then becoming Chief Operating Officer in 2007. Through the years, Mr. Olivier consolidated the Canadian printing industry and transformed the company by diversifying its assets into flexible packaging with strategic acquisitions. Under his leadership, TC Transcontinental has become Canada’s largest printer, a leader in flexible packaging in North America, and a Canadian leader in its specialty media segments. Prior to joining TC Transcontinental, François Olivier worked as General Manager of Canada Packers. Mr. Olivier also serves on the boards of directors of the Conference Board of Canada, the Flexible Packaging Association and the Montreal Heart Institute Foundation. He has a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School. Mr. Olivier is a member of the Audit and Governance Committees. 57

Name and Municipality of Residence and Principal Occupation Year First Became a Director MARC PARENT Mr. Parent has been the President and CEO of CAE Inc. since Montreal, Quebec, Canada October 2009. He joined the Company in February 2005 as Group (2008) President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 35 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chair of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and of Aéro Montréal (Québec’s aerospace cluster). Mr. Parent graduated as an engineer from École Polytechnique, is a graduate of the Harvard Business School Advanced Management Program and holds an honorary doctorate from École Polytechnique. Mr. Parent is an active pilot holding a Transport Canada Airline Transport Pilot license. GENERAL DAVID G. PEKINS, USA (RET.) Gen. Perkins, USA (Ret.) served over 40 years in the US Army Jackson, New Hampshire, U.S. culminating as the Commander of the United States Army Training (2020) and Doctrine Command (TRADOC) which is responsible for designing, acquiring, building and constantly improving the US Army which is one of the largest, with over 1.2 million people, and most complex organizations in the world. Under his leadership TRADOC developed the Army’s concept of Multi-Domain Operations which has become a driver for future changes in operations and training, not only in the US Military, but around the world. Gen. Perkins holds a Bachelor of Science degree from the United States Military Academy, a master’s degree in Mechanical Engineering from the University of Michigan, and a master’s degree in National Security and Strategic Studies from the Naval War College. General Perkins is a member of the Audit Committee. 58

Name and Municipality of Residence and Year First Became a Director	Principal Occupation
MICHAEL E. ROACH Montréal, Québec, Canada (2017)	An experienced international business and technology leader, Mr. Roach served as President and Chief Executive Officer (2006-2016) of CGI Group Inc. until his retirement. He continues to serve as a member of CGI's board of directors. Prior positions include President and Chief Operating Officer of CGI Group Inc. and President and Chief Executive Officer of Bell Sygma Inc., a Bell Canada technology subsidiary. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario. Mr. Roach is a member of the Audit and Governance Committees.
ANDREW J. STEVENS Cheltenham, Gloucestershire, UK (2013)	Mr. Stevens is a corporate Director based in the U.K. who has operating experience globally in the aerospace and defence sector. Beginning with the Dowty Group, a leading British manufacturer of aircraft equipment (1976 – 1994), he joined Bowthorpe plc (1994 – 1996), Messier-Dowty as Managing Director then Chief Operating Officer (1996 – 2000), Rolls-Royce, where he served as Managing Director Defence Aerospace (2001 – 2003), and Cobham plc as a Board member where he served variously as Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 – 2012). Mr. Stevens is a Chartered Engineer, with a 1st Class honour degree in Production Engineering from Aston University in Birmingham, England. He is a Fellow of the Royal Aeronautical Society, a Fellow of the Institution of Electrical Engineers and was awarded an honorary Doctor of Science in 2013 from Aston University. Mr. Stevens is a member of the Governance and Human Resources Committees.

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OFFICERS

Name and Municipality of Residence and Office Held with CAE	Principal Occupation
NICK LEONTIDIS Ile-Bizard, Quebec, Canada	Group President, Civil Aviation Training Solutions since 2013; previously Executive Vice-President, Strategy and Business Development (2009 to 2013), Executive Vice President Sales, Marketing and Business Development - Civil Training and Services (2005-2009).
TODD PROBERT Washington, DC, USA	Group President, Defence and Security since January 2020; formerly Vice-President at C2, Space and Intelligence at Raytheon, where he was employed since 2010. Prior to that, Mr. Probert held executive positions at Honeywell International.
SONYA BRANCO, CPA, CA Montreal, Quebec, Canada	Vice President, Finance and Chief Financial Officer since May 2016, with CAE since 2008; formerly Vice President, Finance and Corporate Controller (2011-2016), and Director Planning and Forecasting (2008-2011). Ms. Branco is a Chartered Professional Accountant.
MARK HOUNSELL Town of Mount Royal, Quebec, Canada	General Counsel, Chief Compliance Officer and Corporate Secretary, with CAE since February 2016; formerly Chief Legal Officer and Corporate Secretary of Aimia Inc. (2006-2016).
CONSTANTINO MALATESTA, CPA, CA Laval, Quebec, Canada	Vice President and Corporate Controller since May 2016, with CAE since 2006; formerly Director Finance, CAE Oxford Aviation Academy (2014-2016), and Director Finance and Assistant Corporate Controller (2011-2014). Mr. Malatesta is a Chartered Professional Accountant and U.S. Certified Public Accountant.
MARIO PIZZOLONGO, CPA, CA Blainville, Quebec, Canada	Treasurer, with CAE since January 2016; formerly Vice President, Finance and Treasurer of Future Electronics Inc. (2010-2016). Mr. Pizzolongo is a Chartered Professional Accountant.

All Directors and officers as a group (16 persons) owned beneficially or exercised control or direction over 388,438 Common Shares representing 0.15% of the class as at June 10, 2020.

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8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions None of the Directors of CAE is, or within ten years prior hereto has been, subject to a cease trade or similar order except as set out below. 9. TRANSFER AGENT AND REGISTRAR CAE only has common shares issued. CAE’s transfer agent and registrar is Computershare Trust Company of Canada located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. 10. AUDIT COMMITTEE 10.1 Charter The charter of CAE’s Audit Committee is as set out in Schedule B hereto. 10.2 Membership The members of CAE’s Audit Committee are: - Mr. Alan N. MacGibbon (Chair) - Ms. Marianne Harrison - Mr. François Olivier - General David G. Perkins, USA (Ret.) - Mr. Michael E. Roach Each of these members is independent and financially literate. Mr. MacGibbon, Chair of the Audit Committee, brings a wealth of financial expertise to the committee. He was formerly the Managing Partner and Chief Executive of Deloitte LLP (Canada), a member of Deloitte’s Board of Directors, and a member of the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited. Mr. MacGibbon is a Chartered Professional Accountant and a Fellow of the Ontario Institute of Chartered Professional Accountants. Ms. Harrison is a Chartered Professional Accountant with extensive financial expertise, cumulating many years of experience in the leadership positions of various financial institutions. Ms. Harrison currently serves as President and Chief Executive Officer of John Hancock Life Insurance Company and is also a member of the Executive Leadership Team of Manulife Financial Corporation. She previously acted as President and Chief Executive Officer of Manulife Canada and had been Chief Financial Officer of Wealth Management at TD Bank Group. Ms. Harrison was elected a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario. Mr. Olivier has significant experience in driving profitable business growth through M&A and in managing large-scale manufacturing operations, in particular as President and Chief Executive Officer of publicly traded company Transcontinental Inc. Mr. Olivier holds a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School. 61

Gen. Perkins, USA (Ret.) has significant strategy and leadership experience that he acquired during its 38-year involvement with the United States Army. His last assignment was commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, developing, building and constantly improving the US Army which is one of the largest, with over 1.2 million people, and most complex organizations in the world.

Mr. Roach served as President and Chief Executive Officer of CGI Group Inc. for 10 years and has extensive international leadership experience in consulting and technology-focused companies. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

11. APPROVAL OF SERVICES

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of CAE's independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (PwC), CAE's auditor, or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies the Audit Committee annually authorizes CAE and our affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC's independence. The Audit Committee's policy also identifies prohibited services that PwC is not to provide to CAE.

PwC has advised that they are independent with respect to CAE within the meaning of the Code of Ethics of the "Ordre des comptables professionnels agréés du Québec".

The following chart shows all fees paid to PwC by CAE and our subsidiaries in the most recent and prior fiscal year for the various categories of services (generic description only).

FEE TYPE	2020	2019
	($ MILLIONS)	
1. Audit services	4.5	4.6
2. Audit-related services	0.2	0.1
3. Tax services	0.6	0.6
Total	5.3	5.3

Audit fees are comprised of fees billed for professional services for the audit of CAE's annual consolidated financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley legislation.

Audit-related fees are comprised of fees relating to work performed in connection with CAE's acquisitions, translation and other miscellaneous accounting-related services.

Tax fees are mainly related to tax compliance, tax planning and tax advice.

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12. ADDITIONAL INFORMATION Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of CAE's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated June 16, 2020, in connection with CAE's Annual Meeting of Shareholders to be held on August 12, 2020. Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in CAE’s Annual Financial Report to the shareholders for the financial year ended March 31, 2020. A copy of such documents may be obtained from the Vice President, Public Affairs and Global Communications or the Corporate Secretary of CAE upon request, or are available online at www.sedar.com, as well as CAE’s website at www.cae.com. In addition, CAE will provide to any person or company, upon request to the Vice President, Public Affairs and Global Communications or the Corporate Secretary of CAE, the documents specified below: (a) When the securities of CAE are in the course of a distribution under a preliminary short form prospectus or a short form prospectus: (i) one copy of CAE’s annual information form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in such annual information form; (ii) one copy of CAE’s comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors and one copy of CAE’s most recent interim financial statements for any period after the end of our most recently completed financial year; (iii) one copy of the information circular in respect of our most recent annual meeting of shareholders that involved the election of Directors; and (iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or (b) At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that CAE may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CAE. 63

GLOSSARY For the purposes of this Annual Information Form, the following terms have the meanings set out below: “AHA” means American Heart Association “AIF” means the Annual Information Form “Annual Financial Report” means the Annual Financial Report to Shareholders for the year ended March 31, 2020 “ASA” means American Society of Anesthesiologists “ATP” means Authorized Training Provider “Board” means the Board of Directors of CAE Inc. “CAE” means CAE Inc. “CAE RiseTM” means CAE Real-time Insights and Standardized Evaluations “CBCA” means the Canada Business Corporations Act “CDB” means CAE’s Common Environment/Common Data Base “Civil” means Civil Aviation Training Solutions “Company” means CAE Inc. “Consolidated Financial Statements” means the Consolidated Financial Statements for the year ended March 31, 2020 and the notes thereto “Defence” means Defence and Security “DoD” means US Department of Defense “EASA” means European Aviation Safety Agency “eTCA” means electronic training and checking authorization “EU” means European Union “FAA” means the U.S. Federal Aviation Administration “FFS” means full-flight simulators “FOCI” means foreign ownership, control or influence “FTD” means CAE 400XR, 500XR, 550XR and 600XR Series Flight Training Devices “FY2018” means fiscal 2018 “FY2019” means fiscal 2019 64

“FY2020” means fiscal 2020 “IATA” means the International Air Transport Association “iLVC” means integrated live-virtual-constructive “IOS” means offboard instructor operator station “IQ” means Investissement Québec “MD&A” means CAE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations “MOCA” means Maintenance of Certification in Anesthesiology “MPL” means Multi-crew Pilot License “MROs” means maintenance repair and overhaul organizations “MSI” means CAE USA Mission Solutions Inc., a subsidiary of CAE USA Inc. “NATO” means North Atlantic Treaty Organization “NYSE” means the New York Stock Exchange “OEM” means the original equipment manufacturer “OGC” means the Open Geospatial Consortium “PDI” means Project Digital Intelligence “Proxy Agreement” means a proxy agreement for CAE USA Inc.’s wholly owned subsidiary, CAE USA Mission Solutions Inc. “PwC” means PricewaterhouseCoopers LLP “R&D” means research and development “RPK” means revenue passenger kilometers “SCE” means Simulated Clinical Experience “SIF” means Strategic Innovation Fund “SSH” means the Society for Simulation in Healthcare “TSX” means the Toronto Stock Exchange “UAE” means United Arab Emirates “UPRT” means Upset Prevention and Recovery Training “USAF” means U.S. Air Force 65

“USD” means United States dollars “VR” means Virtual Reality 66

SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS Set forth below are the names of the direct and indirect subsidiaries and other investments of CAE as at March 31, 2020. All entities are wholly owned, except as mentioned. Jurisdiction of Name of Subsidiary or other investment Incorporation Canada 9595058 Canada Inc. Canada CAE BC ULC British Columbia CAE Healthcare Canada Inc. Canada CAE International Holdings Limited Canada CAE Machinery Ltd. British Columbia CAE Military Aviation Training Inc. Canada CAE Mining Equipment Canada Inc. Canada CAE Railway Ltd. Canada CAE Services (Canada) Inc. Canada CAE Simulator Services Inc. Québec CAE Wood Products G.P.1 Québec Flight Simulator-Capital L.P. 2 Quebec Pelesys Aviation Maintenance Training Inc. British Columbia Pelesys Learning Systems Inc. British Columbia Presagis Canada Inc. Canada SKYALYNE Canada Inc. (50%) Canada United States Advanced Medical Technologies, LLC. Washington CAE (US) Inc. Delaware CAE Civil Aviation Training Solutions Inc. Florida CAE Delaware Buyco Inc. Delaware CAE Flight Solutions USA Inc. Delaware CAE Healthcare, Inc. Delaware 67

Jurisdiction of Name of Subsidiary or other investment Incorporation United States CAE North East Training Inc. Delaware CAE Oxford Aviation Academy Pheonix Inc. Arizona CAE SimuFlite Inc. Delaware CAE US Capital LLC Delaware CAE US Capital Management LLC Delaware CAE US Finance GP LLC Delaware CAE US Finance LP Delaware CAE US Management LLC Delaware CAE USA Inc. Delaware CAE USA Mission Solutions Inc. Delaware Embraer CAE Training Services, LLC. (49%) Delaware Engenuity Holdings (USA) Inc. Delaware KVDB Flight Training Services, Inc. (49%) Arizona Oxford Airline Training Center Inc. Arizona Parc U.S. Inc. Delaware Presagis USA Inc. California Rotorsim USA LLC (50%) Delaware SimCom Holdings, Inc. (50%) Delaware SimCom Inc. (50%) Delaware SimCom International Inc. (50%) Florida Xebec Government Services, LLC (49%) Delaware United Kingdom CAE Aircrew Training Services plc (76.5%) United Kingdom CAE Holdings Limited United Kingdom CAE STS Limited United Kingdom CAE Training & Services UK Ltd. United Kingdom CAE (UK) plc United Kingdom 68

Jurisdiction of Name of Subsidiary or other investment Incorporation United Kingdom CVS Leasing Limited (13.38%) United Kingdom Embraer CAE Training Services (UK) Limited (49%) United Kingdom iRIS Health Solutions Limited (50%) United Kingdom Oxford Aviation Academy (Oxford) Limited United Kingdom Parc Aviation (UK) Limited United Kingdom Rest of Americas CAE Aviation Training Peru S.A. Peru CAE Colombia Flight Training S.A.S. Colombia CAE El Salvador Flight Training S.A. de C.V. (99.5%) El Salvador CAE Entrenamiento de Vuelo Chile Limitada3 Chile CAE Flight Training Center Mexico, S.A. de C.V. Mexico CAE South America Flight Training do Brasil Ltda. Brazil CAE-LIDER Training Do Brasil Ltda. (50%) Brazil SIM-Industries Brasil Administração de Centros de Treinamento Ltda. Brazil Simulator Servicios Mexico, S.A. de C.V. Mexico Europe ARGE Rheinmetall Defence Electronics Gmbh/CAE Elektronik GmbH (50%)4 Germany Aviation Personnel Support Services Limited Ireland Aviation Training Northeast Asia B.V. (50%) Netherlands CAE Academia de Aviación España, S.L. Spain CAE Aviation Training B.V. Netherlands CAE Beyss Grundstücksgesellschaft GmbH Germany CAE Center Amsterdam B.V. Netherlands CAE Center Brussels N.V. Belgium CAE Centre Copenhagen A.S. Denmark CAE Centre Oslo A.S. Norway 69

Jurisdiction of Name of Subsidiary or other investment Incorporation Europe CAE Centre Stockholm A.B. Sweden CAE CFT B.V. Netherlands CAE CFT Holdings B.V. Netherlands CAE Crewing Services Limited Ireland CAE Elektronik GmbH Germany CAE Engineering Korlátolt Felelősségű Társaság Hungary CAE Global Academy Évora, S.A. Portugal CAE Healthcare GmbH Germany CAE Healthcare KFT Hungary CAE Holdings B.V. Netherlands CAE Investments S.à.r.l. Luxembourg CAE Luxembourg Acquisition S.à.r.l. Luxembourg CAE Management Hungary Korlátolt Felelősségű Társaság Hungary CAE Oslo Aviation Academy AS Norway CAE Oxford Aviation Academy Amsterdam B.V. Netherlands CAE Parc Aviation Jersey Limited Jersey CAE Services GmbH Germany CAE Services Italia, S.r.l. Italy CAE Servicios Globales de Instrucción de Vuelo (España) S.L. Spain CAE Training & Services Brussels NV Belgium CAE Training Aircraft B.V. Netherlands CAE Training Norway A.S. Norway CAE Verwaltungsgesellschaft mbH Germany Eurofighter Simulation Systems GmbH (12%) Germany Flight Training Alliance GmbH (50%) Germany GCAT Flight Academy Malta Limited Malta Helicopter Training Media International GmbH (50%) Germany HFTS Helicopter Flight Training Services GmbH (25%) Germany 70

Jurisdiction of Name of Subsidiary or other investment Incorporation Europe Logitude OY Finland Oxford Aviation Academy Europe AB Sweden Oxford Aviation Academy European Holdings AB Sweden Oxford Aviation Academy Finance Limited Ireland Oxford Aviation Academy Ireland Holdings Limited Ireland Oxford Aviation Academy Norway Holdings A.S. Norway Parc Aviation Engineering Services Limited Ireland Parc Aviation International Limited Ireland Parc Aviation Limited Ireland Parc Aviation Services Limited Isle of Man Parc Interim Limited Ireland Parc Selection Limited Isle of Man Presagis Europe S.A. France Rotorsim s.r.l. (50%) Italy Servicios de Instrucción de Vuelo, S.L. (80%) Spain Sim-Industries Production B.V. NN Netherlands Simubel N.V. (a CAE Aviation Training Company) Belgium SIV Ops Training, S.L. (80%) Spain Asia Asian Aviation Centre of Excellence (Singapore) Pte Ltd Singapore CAE Aviation Services Pte Ltd. Singapore CAE Bangkok Co., Limited Thailand CAE Brunei Multi-Purpose Training Center Sdn. Bhd. (60%) Brunei CAE Centre Hong Kong Limited Hong Kong CAE CFT Korea Ltd. Korea CAE China Support Services Company Limited China CAE Flight & Simulator Services Sdn. Bhd. Malaysia 71

Jurisdiction of Name of Subsidiary or other investment Incorporation Asia CAE Flight and Simulator Services Korea Ltd. (50%) Korea CAE Flight Training (India) Private Limited (50%) India CAE GAH Aviation Technology Services Co. Ltd. (80%) China CAE India Private Limited. India CAE Japan Flight Training Inc. Japan CAE Kuala Lumpur Sdn. Bhd. Malaysia CAE Maritime Middle East L.L.C. (49%) UAE CAE Middle East L.L.C. (49%) UAE CAE Middle East Holdings Limited (50%) UAE CAE Middle East Pilot Services L.L.C. (49%) UAE CAE New Zealand Pty Limited New Zealand CAE Shanghai Company, Limited China CAE Simulation Technologies Private Limited India CAE Simulation Training Private Limited (50%) India CAE Singapore (S.E.A.) Pte Ltd. Singapore CAE Vietnam Limited Liability Company Vietnam Emirates-CAE Flight Training LLC (49%) UAE HATSOFF Helicopter Training Private Limited (50%) India JAL CAE Flight Training Co. Ltd. (50%) Japan National Flying Training Institute Private Limited (51%) India Parc Aviation Japan Limited Japan Pegasus Uçus Egitim Merkezi A.S. (49.9%) Turkey Philippine Academy for Aviation Training, Inc. (40%) Philippines Singapore CAE Flight Training Pte Ltd. (50%) Singapore Africa and Oceania CAE Aircraft Maintenance Pty Ltd. (50%) Australia CAE Australia Pty Ltd Australia 72

Jurisdiction of Name of Subsidiary or other investment Incorporation Africa and Oceania CAE Aviation Training International Ltd. Mauritius CAE Integrated Enterprise Solutions Australia Pty Ltd. Australia CAE Melbourne Flight Training Pty Ltd. (50%) Australia China Southern West Australia Flying College Pty Ltd (14.26%) Australia Flight Training Device (Mauritius) Limited Mauritius International Flight School (Mauritius) Ltd. Mauritius Oxford Aviation Academy (Australia) Pty Ltd. (50%) Australia Oxford Aviation Academy Holdings Pty Ltd. (50%) Australia Sabena Flight Academy – Africa (34%) Cameroun Notes 1; 2; 3; 4 refer to a partnership. 73

SCHEDULE B – AUDIT COMMITTEE CHARTER CAE INC. MEMBERSHIP AND RESPONSIBILITIES OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS 1. GENERAL RESPONSIBILITIES 1.1 The Audit Committee (the “Committee”) shall be a committee of the Board of Directors. 1.2 The Committee shall consist of three to five directors (one of whom shall be the Chair of the Committee). All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements and regulatory guidelines applicable to such determination. Each member shall annually certify to CAE Inc. (“CAE” or the “Company”) as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements. Each member shall be able to read and understand financial statements (statement of financial position, income statement, statement of cash flows) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE’s financial statements, or shall become able to do so within a reasonable period of time after joining the Committee. One member shall qualify as a “financial expert” (as defined by applicable regulation) and therefore have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time. 1.3 The Chair of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chair of the Board. If the designated Chair of the Committee is unable to attend a Committee meeting, the other Committee members present shall elect a replacement Chair for that meeting. 1.4 A majority of members of the Committee shall constitute a quorum. 1.5 The Committee shall work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors and described herein. 2. REVIEW OF AUDITED FINANCIAL STATEMENTS 2.1 Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should: a) Review the appropriateness of the financial statements and any changes to the underlying accounting principles and practices; 74

b) Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives; c) Review annually with management, external and internal auditors the identification, assessment and resulting mitigation strategy for financial risk, and the input of the integrated risk assessment into the annual audit planning cycle with subsequent quarterly updates by the Chief Financial Officer of any material changes with respect to financial risk assessment; d) Oversee the review by internal audit of the existence and effectiveness of CAE’s Enterprise Risk Management Policy framework; e) Approve the audited financial statements and actuarial valuation reports for the Supplementary Pension, Designated Executive Pension Plan, Employee Pension Plan, CAE MAT Inc. Employees and any other material Canadian pension plans; f) Approve the annual audited financial statements for the U.S. 401(K) Retirement Savings Plans and other material U.S. pension plans of the Company and its subsidiaries; and g) Receive the summary of annual actuarial reports for defined benefit pension plans for information purposes. 3. ENGAGEMENT OF EXTERNAL AUDITORS 3.1 Recommend to the Board of Directors the appointment of the external independent auditors. 3.2 Review and approval of engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for their approval the auditors’ fees for the annual audit. The Committee shall: a) Oversee the Company’s auditors’ work in connection with the issuance of the annual audit report and quarterly review reports; b) Approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services, Determine envelope for the auditors pre-approved services as to the type of work and dollars threshold. Approve on an ad hoc basis services outside the scope of pre-approved services, if any; c) Receive of a written statement at least annually from the external auditors describing all relationships between the auditors and CAE that may impact the objectivity and independence of the auditors; d) Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent, or recommend that the Board of Directors take appropriate action to satisfy itself of their independence; and e) Review and approve CAE’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of CAE. 75

4. REVIEW AND DISCUSSION WITH EXTERNAL AUDITORS 4.1 Review with the external auditors and management the annual external audit plans and agenda, including objectives, scope, risk assessments, timing, materiality level and fee estimate. 4.2 Request and review an annual report prepared by the external auditors of recommendations to improve internal controls over financial reporting and corresponding management responses. 4.3 Regarding the auditor’s internal quality-control procedures, review when applicable, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues. 4.4 Hold timely discussions with the external auditors regarding (i) critical accounting policies and practices, (ii) alternative treatments of financial information within generally accepted accounting principles related to material items discussed with management, ramifications thereof and treatment preferred by the external auditor, and (iii) other material written communication between the external auditors and management, including the management letter and schedule of unadjusted differences. 4.5 Meet to review and discuss with the external auditors the annual audited financial statements and quarterly financial statements, including disclosures in management discussion and analysis. 4.6 Meet separately, quarterly, with the external auditors (including the engagement partner). 4.7 Make specific and direct inquiry of the external auditors’ work relating to: a) Performance of management involved in the preparation of financial statements; b) Any restrictions on the scope of audit work; c) The level of cooperation received in the performance of the audit; d) The effectiveness of the work of internal audit; e) Any unresolved material differences of opinion or disputes between management and the external auditors; f) Any transactions or activities which may be illegal or unethical; and g) Independence of the external auditors, including the nature and fees of non-audit services performed by the external audit firm and its affiliates. 4.8 Provide evaluation and regular feedback to the external auditors. 76

4.9 Conduct an annual performance assessment of the external auditors. 5. REVIEW AND DISCUSSION WITH INTERNAL AUDITORS 5.1 Review the annual internal audit plan, including assessment of audit risk, planned activities, level and nature of reporting, audit organization and annual budget. 5.2 Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls. 5.3 Set and communicate to the Director of Internal Audit high expectations and hold him/her and the department accountable for meeting them. Provide guidance on reported potential management lapses and evaluate the status and implementation of recommendations. 5.4 Meet separately, regularly, with the Director of Internal Audit. 5.5 Make specific and direct inquiry of the internal auditors’ work relating to: a) Any significant recommendations to improve financial, operational and compliance internal controls and corresponding management responses; b) The level of independence of internal audit; and c) Any material disagreement with management or scope or restrictions encountered in the course of the function’s work. 5.6 Concurrent with the review of the annual Internal Audit Plan, discuss goals and evaluate the performance of the Director of Internal Audit. 5.7 Oversee at least once every five years an external review of the internal audit function. 6. REVIEW AND DISCUSSION WITH MANAGEMENT 6.1 Review and assess the adequacy and quality of organization, staffing and succession planning for accounting and financial responsibilities (including internal audit). 6.2 Review analyses prepared by management setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effect of alternative GAAP methods on the financial statements. Such revision should also include: a) Review with management of the effect of regulatory and accounting initiatives, as well as off-balance- sheet structures, on the financial statements of the Company; and b) Review and approve all related-party transactions. 77

6.3 Discuss with management the annual audited financial statements and quarterly financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). 6.4 Review with management the measurement of audit quality indicators and evaluate relevance of usefulness of established indicators. 6.5 Review with management the annual performance of external and internal audit and respond to results thereof. 6.6 Review, and have specific oversight responsibility for, CAE’s: a) Enterprise risk management policy framework; and b) Global Insurance Coverage (including the Director & Officer Plan). 6.7 Review at least annually with management: a) IT and Cyber-Security risks and controls; b) Capital structure and Treasury appropriateness and efficiency; and c) Tax compliance. 7. REVIEW AND DISCUSSION WITH THE HUMAN RESOURCES COMMITTEE 7.1 On request, provide support to the Human Resources Committee of the Board (“HR Committee”) regarding management incentives and related topics (including compensation and appropriate use of corporate assets). 7.2 Support the HR Committee in its assessment of the incentive structure and whether it contributes to increased fraud or other risks. 8. REVIEW OF PUBLIC DISCLOSURE DOCUMENTS 8.1 Review all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF), prior to their release. 8.2 Review and monitor practices and procedures adopted by the Company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports to the Board of Directors. 8.3 Discuss CAE’s financial information and earnings guidance provided to analysts and rating agencies. 8.4 Review major issues regarding accounting principles and financial report presentations, including any significant changes in the accounting principles to be observed in the preparation of the accounts of the 78

Company and its subsidiaries, or in their application; major issues as to the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies. 8.5 Prepare/review reports of the Committee as may be required by any applicable securities regulatory authority to be included in the Company’s management proxy circular or any other disclosure documents. 8.6 Review and approve the procedures in the Company’s Disclosure Policy and annually verify that adequate procedures exist for the review of the disclosure of financial information derived from financial statements. 9. LEGAL AND COMPLIANCE 9.1 Review, with the Company’s general counsel, legal and compliance matters that could have a significant impact on the Company’s financial statements. 10. HANDLING OF COMPLAINTS 10.1 Maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees regarding questionable accounting or auditing matters. 11. ANNUAL REVIEW 11.1 Review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend to the Board of Directors (for approval) any proposed changes to its processes, procedures and agendas, as well as this charter. 11.2 Perform an annual evaluation of the composition (including considering periodically rotating its members), independence and performance of the Committee and report to the Chair of the Governance Committee of the CAE Board of Directors thereon. 12. ORIENTATION AND CONTINUING EDUCATION 12.1 Identify and participate where appropriate or necessary in continuing Committee education reading and/activities. 13. OTHER RESPONSIBILITIES 13.1 The Board may refer from time to time such matters relating to the financial affairs and risk management of the Company as the Board may deem appropriate. 14. MEETINGS 14.1 The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board. 79

15. ENGAGEMENT OF PROFESSIONAL SERVICES 15.1 The Committee is authorized to engage independent counsel, and other advisers, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for such services. 80